CITY DEVELOPMENTS LIMITED
城市發展有限公司
A member of the Hong Leong Group

36 ROBINSON ROAD, #20-01 CITY HOUSE, SINGAPORE 068877
Tel: 6877 8228 (30 LINES) Fax: 6223 2746

Our Ref : GCSS-EL/0928/02/LTR

29 April 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY COURIER

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED (FILE NO. 82.3672)

Enclosed are the following documents :

(i) Letter dated 22 April 2002 with enclosure (City e-Solutions Limited - Annual Report 2001); and

(ii) Letter dated 29 April 2002 with enclosure (Millennium & Copthorne Hotels plc – Annual Report 2001).

Regards,

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosure) (By Fax Only)
Ms Catherine Loh (without enclosures)

EL/it

CITY DEVELOPMENTS LIMITED

城 市 發 展 有 限 公 司

A member of the Hong Leong Group

36 ROBINSON ROAD, #20-01 CITY HOUSE, SINGAPORE 068877
TEL: 6877 8228 ~~TEL. 2212266~~ (30 LINES) ~~FAX. 2232746~~ FAX: 6223 2746

Our Ref : GCSS-YB/0924/2002/LTR

29 April 2002

Head, Listings
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sirs,

SUBSIDIARY COMPANY, MILLENNIUM & COPTHORNE HOTELS PLC
- 2001 ANNUAL REPORT

We enclose herewith a copy of the 2001 Annual Report issued by our listed subsidiary company, Millennium & Copthorne Hotels plc to its shareholders, for your information.

Yours faithfully
CITY DEVELOPMENTS LIMITED

ENID LING PEEK FONG
Company Secretary

Enc.
YB/jl/c:/data/ltr2002/0924

Please reply to Group Corporate Secretarial Services Department,
36 Robinson Road, #04-01, City House, Singapore 068877. Fax No: (65) 6225 4959
Writer's Tel : (65)68778 278

MILLENNIUM & COPTHORNE
HOTELS plc

Annual Report and Accounts 2001

THIS YEAR'S MAJOR INITIATIVES

- Effective response to market conditions
- Development capital expenditure programme complete
- New management contracts and marketing alliances to grow revenues
- Encouraging start to 2002 but difficult to predict the pace of recovery
- Well positioned Group

FINANCIAL SUMMARY	2001	2000
Group turnover (£ million)	594.6	690.9
Group operating profit (£ million)	100.4	171.5
Pre-tax profit (£ million)	54.2	129.1
Earnings per share (pence)	12.5	33.0
Dividends per share (pence)	12.5	12.5

Millennium & Copthorne Hotels plc operates in 17 countries with a total portfolio of 91 hotels consisting of five-star, four-star deluxe and four-star properties. They are a global community of hotels for the modern business traveller with nearly 25,000 rooms available.

CONTENTS

2001

First class hotels, effectively managed... diversified portfolio...

EUROPE, MIDDLE EAST, NORTH AFRI

THE AMERICAS

hotel and property expertise... balance sheet with capacity for growth

ASIA

AUSTRALASIA

2001



KWEK LENG BENG
CHAIRMAN

GROUP RESULTS

At our interim results at the end of August, we noted that the first six months of 2001 were characterised by uncertainty in the world's leading economies, primarily emanating from the US. Our results for the year reflect the continuance of these weakened market conditions, which sharply deteriorated following the events of 11 September 2001 and affected what is traditionally our most profitable trading period. We highlighted in our trading statement on 2 November that this environment seriously affected the financial performance of our hotels throughout the world with the most pronounced effect being on our US and London hotels.

The Millenium Hilton in New York was damaged by the collapse of the Twin Towers of the World Trade Centre. We are very grateful that all of our employees and customers were successfully evacuated. I would like to express my sympathy to those personally affected by the tragic events of last September. Our Group has four hotels in New York and sixteen in other locations throughout the United States and I appreciate how difficult this time has been for so many people.

With regard to the Millenium Hilton, the structural frame of the building is sound. The damage consists mainly of penetration through the glass façade by flying debris, which resulted in the accumulation of dust and other material scattered in the interiors of the building. Access to the hotel and surrounding area remains restricted. The hotel will remain closed for the foreseeable future. The hotel is fully insured both for damage to property and for business interruption.

The Group turnover was £594.6m (2000: £690.9m). The profit before tax was £54.2m (2000: £129.1m). Earnings per share were 12.5p (2000: 33.0p). Shareholders' funds at the close of the year were £1,473.4m (2000: £1,468.6m) and gearing was reduced to 48% (2000: 50%).

The Group has gross assets valued at £2.4bn, a strong balance sheet and the continuing support of the majority shareholder. We recognise the challenging trading environment that currently exists; however we are confident that the quality of the Group's assets and its management expertise combine to position it well both in the current climate and for the future. The Directors are therefore recommending a final dividend of 8.3p per share (2000: 8.3p per share) giving a maintained total dividend of 12.5p per share (2000: 12.5p).

CORPORATE HIGHLIGHTS

DEVELOPMENT CAPITAL EXPENDITURE PROGRAMME COMPLETE

We accelerated our capital expenditure programme in the first half of 2001 to take advantage of weaker trading conditions, with the result that the programme was mostly completed by the end of the first half. The development expenditure was primarily focused on the United States where we upgraded the twelve acquired Regal Hotels to Millennium standard. We also continued to enhance and maintain the quality of our portfolio in Europe, Asia and Australasia. Our capital expenditure in 2002 will therefore be significantly reduced from the levels seen in previous years as most of our hotels have already been refurbished to our required standards.

Our potential for value creation resides in our portfolio of well-invested top quality assets combined with strong management and high operating standards. We have maintained a quality product in key locations worldwide, which enables us to compete effectively in the current climate and to generate significant organic growth when conditions improve.

EFFECTIVE RESPONSE TO MARKET CONDITIONS

It has always been our policy to maintain firm control of our fixed costs and to monitor our variable cost base closely. Following the events of 11 September we moved quickly to implement a number of cost reduction initiatives across the Group, including reducing staff numbers and introducing new working arrangements. We further rationalised our administration by closing our regional offices in Washington and Singapore, and transferring the essential functions to the Millennium Broadway, New York and Grand Copthorne Waterfront, Singapore respectively. We enter 2002 with a lower cost base whilst retaining our flexibility to react positively when the market recovers.

CONTINUING DEVELOPMENT OF THE GROUP

After attaining a critical mass through strategic acquisitions, substantially refurbishing our newly acquired hotels and building up a pool of management talent, we are in a position to assess infill acquisitions, management contracts and marketing alliances to gain access to new markets and new revenue streams.

Our reputation as effective hotel operators has enabled us to develop the management contract side of our business, thereby increasing our visibility to existing and new customers while further extending our global reach with no capital outlay.

During 2001 we were awarded contracts to operate five-star hotels in Abu Dhabi and Sharjah in the United Arab Emirates and the Galapagos Islands. The Royal Palm Hotel in the Galapagos Islands opened in January this year. The Millennium Hotel Abu Dhabi opened at the beginning of March and the Millennium Hotel Sharjah, currently under construction, is scheduled to open in the summer of 2002. Since the year-end, we have signed four further management contracts for five-star hotels in Morocco and Turkey. In Morocco, the Millennium Hotel Agadir and the Millennium Hotel Marrakech are scheduled to open at the end of 2002 and mid-2003 respectively. In Turkey, the Millennium Hotel Tarabya, Istanbul and the Millennium Hotel Ankara will be extensively refurbished and will open after 2002 at dates yet to be agreed. We continue to explore other appropriate contract opportunities as they present themselves. As hotel owners ourselves, we are known to be more sensitive to the owner's concerns and aspirations. We have a good track record of producing superior profit. This has earned us a good reputation in the industry, both as hotel owners and managers.

In May 2001 we entered into a global strategic marketing alliance with Maritim Hotels, a leading German hotel operator. This will enable us to benefit from Maritim's strong foothold in the German market and give us access to allied markets in northern and southern Europe.

Our reputation as effective hotel operators has enabled us to develop the management contract side of our business, thereby increasing our visibility to existing and new customers.

FINANCIAL STRENGTH OF THE GROUP

The Group remains in robust financial health. The gross asset value is £2.4bn (2000: £2.4bn). The net debt at the year-end was £685m (2000: £697m). The overall gearing reduced from 50% to 48%. The net debt includes cash balances of £78m (2000: £119m). Our operational cash flow in the year was £136m (2000: £199m).

Our borrowing arrangements are largely asset-specific and we have unencumbered assets in excess of £600m.

MANAGEMENT AND EMPLOYEES

I wish to place on record my sincere appreciation to our management and employees for their courage, their cooperation and for going beyond the call of duty during the period immediately after the events of September. The positive attitude of the management and employees injected confidence into our clients and business associates during the most challenging period in our history. Our employees rose to the occasion to provide exemplary service to our customers during those critical times.

Since the year-end, David Thomas, the Group's Vice President of Finance, has been appointed Group Finance Director. Mr Thomas has been with the Group for over three years and has played a key role in its expansion. Mr Thomas succeeds Gavin Simonds who resigned from the Group in February.

Paul Underhill, who had been a consultant to the Group for six years, was appointed President of the North American Region with effect from 1 November 2001, when he became available. Mr Underhill succeeded Robert Morse who resigned from the Group in October. The Board extends their best wishes for the future to Mr Morse and Mr Simonds.

PROSPECTS

The events of 11 September caused a sharp deterioration in an already uncertain global business climate. It is now possible to review the situation from a distance of six months. With our well-invested assets, positive cash flow and low gearing we were able to react immediately to the event, focusing our attention exclusively on arresting revenue decline and further reducing costs.

While we have been encouraged by signs of improvement in our markets in recent months, it is still difficult to predict the pace of recovery. There are some positive indicators in the US economy. We are seeing significant volume improvement in New York and some improvement in London, although our rates in both markets remain under pressure. In Asia, 2002 opened well and there has been a recent upward revision of economic growth forecasts for the region. In Australasia, we continue to improve on last year.

We are confident that the quality of the Group's assets and management experience position it to compete effectively both in the current climate and for the future. We maintain our positive view of the global hotel market as a sector that offers substantial upside and continue to look for further suitable growth opportunities as and when they arise.

KWEK LENG BENG, CHAIRMAN
12 March 2002

REVIEW OF OPERATIONS

GROUP PERFORMANCE

The Group results reflect 12 months of worldwide economic uncertainty coupled with the pronounced effect of the events in September 2001. In response to these very challenging conditions the Group has moved quickly to implement a number of initiatives to protect our revenues and significantly lower our operating cost base.

The headline statistics show that occupancy for the Group was 65.1% (2000: 69.9%); the average room rate was £71.39 (2000: £71.22) producing a yield per available room of £46.47 (2000: £49.78). The gross operating profit margin for the Group was 34.6% (2000: 39.5%). However, the closure of the Millenium Hilton, New York in September, the completion of the US disposal programme and the consolidation from 1 October of our hotel in Stuttgart requires the presentation of 'like for like' comparatives to allow a better understanding of the key operating statistics.

On this like for like basis with constant rates of exchange, the occupancy for the Group was 65.0% (2000: 70.4%), the average room rate reduced to £69.82 (2000: £71.67) producing a yield per available room of £45.38 (2000: £50.46). The gross operating profit margin for the Group was 35.0% (2000: 39.2%).

The overall reduction in yield of 10% and the 4.2 percentage point reduction in gross operating profit highlight the dramatic downturn that we experienced following September's events.

UNITED STATES

The weak market conditions that prevailed in the first half of the year were overshadowed by the events in New York, Washington and Pittsburgh. This led to a substantial reduction in US domestic and inbound arrivals for the majority of our hotels in the US, with the most pronounced effect being in the New York market.

Overall occupancy across the US fell to 58.8% (2000: 67.8%). The average room rate increased from £83.90 to £92.93 resulting in a yield of £54.64 (2000: £56.88). The overall gross operating profit was 25.3% (2000: 35.7%).

In the United States our reported results are significantly affected by the closure of the Millenium Hilton in New York and the disposal of non-core hotels. To aid the understanding of the underlying numbers we have presented further US like for like comparatives using constant rates of exchange. The like for like occupancy was 57.8% (2000: 68.0%). The average room rate was reduced from £94.00 to £90.23 and the resultant yield reduced by 18% to £52.15 (2000: £63.92). The gross operating profit was 24.3% (2000: 35.8%).



JOHN WILSON
CHIEF EXECUTIVE OFFICER

The Millenium Hilton, New York has been closed since 11 September. An independent engineer has concluded that the frame of the building is structurally sound. The hotel is fully insured for property damage and in respect of business interruption throughout a period of closure and for a period of up to twelve months after the hotel re-opens.

In response to these very challenging conditions the Group has moved quickly to implement a number of initiatives to protect our revenues and significantly lower our operating cost base.

The nature of the business interruption policy will provide us with insurance for the loss of profits arising from the event. We have engaged insurance specialists who are reviewing all aspects of the related claims. We have received amounts totalling US$15m as interim payments towards these claims, but it is evident that the various aspects of the claims will take time to resolve. We do not anticipate that the hotel will reopen during 2002. The hotel contributed earnings before interest and depreciation of US$17m in 2000.

Occupancy in New York (excluding the Millenium Hilton) was 73.3% (2000: 83.3%). The average room rate was £135.02 (2000: £156.37). The resultant yield per available room reduced to £98.97 (2000: £130.26).

Our US operations responded very quickly to the dramatic downturn in revenues experienced from mid-September. We have readdressed our variable cost base in line with our future expectation of market conditions. We closed our Washington office in October and relocated the key regional personnel to New York. This will have the dual benefit of achieving future cost savings whilst better placing our senior management to deal with this key marketplace.

We have been particularly pleased with the resilience of our Asian business. Having experienced the Asian economic crisis in 1997, our local management was well equipped to implement a rapid response to the downturn, thus helping to protect our profit conversion ratio.

We reported in August that we had experienced substantial increases in US energy prices. These have largely stabilised in the second half of the year to be in line with the comparable period in 2000.

We have now finished the integration and refurbishment of the acquired hotels and we are pleased to have completed the disposal of the four non-core hotels remaining from the Regal acquisition.

EUROPE

Overall occupancy for Europe was 75.5% (2000: 79.2%) with an average room rate of £79.92 (2000: £82.98), producing a yield per available room of £60.34 (2000: £65.72). The gross operating profit margin was 43.2% (2000: 47.4%).

The performance of the Group's London hotels has been significantly impacted by the sharp slowdown of inbound traffic into London post 11 September 2001.

The occupancy for London was 80.4% (2000: 85.7%) with an average room rate of £87.32 (2000: £93.63) and a resultant yield of £70.21 (2000: £80.24). The competition for the reduced available market has resulted in significant rate reductions throughout the markets in which we compete. Our response has been focused on control and reduction of costs coupled with co-ordinated tactical marketing.

The major capital investment projects during the period in London consisted of a bedroom refurbishment at the Millennium Gloucester and the redesign of the Millennium Knightsbridge restaurant that was relaunched as MJU in April 2001.

The Regional UK and Continental European hotels performed well in challenging market conditions. We were particularly pleased by a strong performance from the Millennium Hotels in Glasgow and Paris and the Copthorne Hotel in Newcastle. However, the Gatwick, Effingham Park and Charles de Gaulle Copthorne Hotels experienced significant declines in revenue as a result of their dependence on airline passengers and crew.

The negotiations to amend the financial and management arrangements for the Stuttgart Hotel and Leisure Complex were successfully completed. A new 30 year lease has been signed on much improved commercial terms. The hotel is being upgraded and has been rebranded as a Millennium.

ASIA

In Asia, where we operate in seven different countries, we reported a mixed performance for the first half of the year, which reflected the varying trading environments of individual economies. Nonetheless, the region returned an increase in yield of 7.6% at the half year. This was particularly encouraging in light of the difficult economic environment in Taiwan and Singapore, in which we have hotels that are key profit contributors.

In the second half of the year we continued to experience challenging trading conditions, which were exacerbated by the sudden worldwide downturn in airline travel following September's events.

For the year the occupancy for the region was 62.5% (2000: 68.9%). The average room rate increased to £64.19 (2000: £62.15) producing a yield per available room of £40.12 (2000: £42.82). The gross operating profit margin for the region was 38.2% (2000: 39.4%).

In Singapore, the Harbour View Hotel was successfully launched as the M Hotel. The hotel has been repositioned as a unique offering for the upscale corporate market and has produced a yield improvement for the year of 32% which, in the prevailing market conditions, is a sound endorsement of our investment decision.

We continue to work closely with management to address the issues relating to labour costs and food & beverage revenues at the Seoul Hilton.

In Hong Kong our two hotels competed effectively in a marketplace that was severely affected by the reduced levels of international air travel.

We have been particularly pleased with the resilience of our Asian business. Having experienced the Asian economic crisis in 1997, our local management was well equipped to implement a rapid response to the downturn, thus helping to protect our profit conversion ratio.

AUSTRALASIA

HOTEL OPERATIONS

Occupancy increased to 67.1% (2000: 64.4%). At constant rates of exchange the average rate decreased from £29.05 to £28.56 but the resultant yield increased from £18.71 to £19.16. This increase is encouraging given the region's reliance on inbound air travel.

We have made improvements to the operation and marketing of our hotels. The improvement in the gross operating profit margin to 35.1% (2000: 33.6%) clearly demonstrates our ongoing and effective cost control.

NON-HOTEL OPERATIONS

This region generates a significant proportion of its profits from non-hotel operations.

As we reported at the half-year, the retail operations in Sydney have continued to perform well with occupancy over 95%. The residential development at Birkenhead Point (Phase II) in Sydney has sold all but 11 of the 148 units constructed. Since the year-end another 10 units have been sold. We are in the process of finalising plans for Phase III, which will comprise another 24 units. The Birkenhead Point Marina will be refurbished during this year, which will allow us to generate increased revenues and reduce operating costs.

CDL Investments, whose primary business is the sale of land, continues to perform satisfactorily in a challenging market. The property services subsidiary Knight Frank (NZ) Limited has been sold allowing the land company to focus on its core activities.

CURRENT TRADING

The last few weeks of 2001 brought signs that market conditions had improved from the deep trough that the hotel sector entered in September. This trend has continued into 2002.

In the period to 28 February 2002 our like for like yield (compared to 2001 at constant rates of exchange) was 6% down in New York where we have achieved good volume increases although our rates remain under pressure. In the rest of the United States yield was down 17% and we recognise that this market remains very challenging.

In Europe, the London market is recovering slowly and in the same period our yield was down by 11%. The rest of our portfolio in Europe (including Regional UK) was down by 7%. The performance in this region continues to be adversely affected by our three hotels that are adjacent to Gatwick and Charles de Gaulle airports.

In Asia, the performance varies by country and the overall yield was down by 5%. However, we are encouraged by recent economic forecasts for the region and we anticipate a positive contribution from the World Cup in South Korea and Japan. Australasia continues to improve on last year with yield ahead by 6%.

We have reduced both our fixed and variable cost base, which will result in improved profit conversion for the Group. However, due to changes in the worldwide insurance market, we expect the Group insurance premiums to increase significantly, at least in the medium term. We anticipate this increase to be not less than £8m for the current year.

As 2002 unfolds and political uncertainty persists, it remains difficult to predict the pace of economic recovery. However, we are encouraged by the start to the year and we are confident that the Group's performance in 2002 will be ahead of last year.

We will provide a further trading update at the Annual General Meeting on 21 May 2002. In the longer term, we are confident that the strategy that we are pursuing will enhance shareholder value.

JOHN WILSON, CHIEF EXECUTIVE OFFICER
12 March 2002



DAVID THOMAS
GROUP FINANCE
DIRECTOR

RESULTS

The total turnover for the year was £670.5m (2000: £722.8m) including £75.9m (2000: £31.9m) as a share of the turnover of joint ventures. The Group Operating Profit was £100.4m (2000: £171.5m).

MILLENIUM HILTON, NEW YORK

We have received US$15m as initial receipts in respect of our insurance claims for the damage and business interruption on the Millenium Hilton. Of these amounts US$10m was received by the financial year end. These receipts have been utilised to make payments in respect of employment expenses as well as variable and fixed costs for the hotel. We have recognised business interruption insurance in the profit and loss account in the period to 31 December 2001.

JOINT VENTURES AND ASSOCIATES

The share of operating profits of joint ventures and associates was £11.3m (2000: £8.0m) and £0.9m (2000: £14.5m) respectively.

The Plaza Hotel in New York was classified as an associate until 31 December 2000. In 2001, the Group has accounted for the Plaza as a joint venture following the purchase in December 2000 by New Plaza Associates LLC, an investment company in which we have a 50% holding, of the 16.8% minority interest in the partnership which operates the hotel.

INTEREST

Group interest receivable and similar income was £9.4m (2000: £10.3m) of which £0.9m (2000: £nil) was received from joint ventures. In 2000, £0.8m was received from associates.

Total interest payable was £67.8m (2000: £75.2m).

The Group interest payable (excluding joint ventures and associates) was £56.5m (2000: £61.3m). The reduction in interest payable is largely as a result of lower average interest rates during the year and an overall reduction in net debt.

Of the total interest payable £0.8m (2000: £9.8m) was in respect of the Group's share of the interest payable by associated undertakings and £10.5m (2000: £4.1m) was in respect of the Group's share of the interest payable by joint ventures. The total interest payable for associates and joint ventures reduced as a result of the reduction of prevailing interest rates in the US and Hong Kong.

A total of £0.7m (2000: £0.9m) of interest has been capitalised in relation to major development capital expenditure.

The total net interest cost for the year was £58.4m (2000: £64.9m), which was covered 1.9 times (2000: 3.0 times) by profits, including our share of operating profits of joint ventures and associated undertakings, of £112.6m (2000: £194.0m).

TAXATION

The effective rate of tax for the Group was 17.9% (2000: 17.4%). The rate is lower than the weighted average fiscal rate for our countries of operation due to differences between accounting and taxable profits including the availability of tax allowances on capital expenditure exceeding depreciation charges and the utilisation of tax losses that are available in certain countries from previous years.

The Group continues to regularly review the current and future tax position. The Group will adopt Financial Reporting Standard 19 (FRS19) – Deferred Tax, in 2002. FRS19 requires a different methodology to be applied in assessing deferred tax liabilities and a reconciliation between the tax charge for the year at statutory and effective rates. The combined effective future rate for deferred and current tax will depend on the geographic mix of profits.

MINORITY INTERESTS
The Minority Interest share of Group profits arises due to the equity interest that external shareholders hold in subsidiaries and joint ventures of the Group. The equity Minority Interest charge was £9.1m (2000: £13.5m). Each of our regions has external shareholders but the substantial majority relates to Asia and Australasia.

The effective rate of this Minority Interest charge (as a percentage of profit on ordinary activities after tax) is 20.4% (2000: 12.7%). The future effective rate will depend on the geographic mix of profits.

DIVIDENDS AND EARNINGS PER SHARE
The directors are proposing a final dividend of 8.3p per share (2000: 8.3p). This means that the total dividend per share for the full year will be maintained at 12.5p (2000: 12.5p).

The basic earnings per share were 12.5p (2000: 33.0p).

ACQUISITIONS
In September, the Group acquired a new 30-year lease for the Copthorne Hotel Stuttgart for a consideration of £6.6m. The new lease is on much improved commercial terms. The German subsidiary has been consolidated as a wholly-owned subsidiary effective from 1 October.

In November the Group purchased the 25% minority interest in Copthorne Hotel Merry Hill for a cash consideration of £1.1m.

DISPOSALS
As at 31 December 2000 five of the properties identified for disposal from the Regal acquisition remained unsold. Subsequently four of these properties were sold during the year for a total consideration of US$15.1m. This was in line with the disposal values that were attributed to the hotels at the time of the acquisition. A decision was made to retain the Hotel in Buffalo, New York State, due to its development potential. The disposal programme from the Regal acquisition is now complete.

CAPITAL EXPENDITURE AND DEPRECIATION
The Group capital expenditure in the year was £69.9m (2000: £63.9m).

The capital expenditure programme was primarily focused on the United States where we largely completed the programme that we established after the Regal acquisition to refurbish the acquired hotels to Millennium standard.

In Europe we refurbished 98 bedrooms at the Millennium Gloucester and 35 bedrooms at the Copthorne Hotel Gatwick. At the Millennium Knightsbridge, the restaurant was completely redesigned and reopened as MJU in April 2001.

The directors are proposing a final dividend of 8.3p per share. This means that the total dividend per share for the full year will be maintained at 12.5p.

We also completed the total renovation and launch of the M Hotel in Singapore (formerly the Harbour View) and refurbished the Hua Ting restaurant at the Orchard Hotel, Singapore. In Taipei, we refurbished 144 rooms at the Grand Hyatt Hotel.

In New Zealand we refurbished 147 bedrooms at the Millennium Hotel in Rotorua.

We invested £4m in information technology projects by upgrading and improving our front of house and yield management systems. We have also invested in back of house systems and have centralised our UK accounting function.

TREASURY AND RISK MANAGEMENT
The Group treasury matters are governed by policies and procedures approved by the board of directors, which are implemented on a day to day basis by senior management.

The net borrowings of the Group, as at 31 December 2001, were £685.4m (2000: £696.8m). The reduction in borrowings reflects the effect of scheduled loan repayments and underlying currency movements.

The underlying currency net borrowings are expected to remain reasonably constant during 2002 subject to minor scheduled loan repayments.

The Group's treasury requirements have, as a result of the acquisitions, become more complex. We operate in many countries and as a result our treasury arrangements are continually under review.

The primary objectives of the Treasury function are to provide secure and competitively priced funding for the activities of the Group and to identify and manage financial risks, including exposures to movements in interest and foreign exchange rates arising from these activities. If appropriate, the Group used financial instruments and derivatives to manage these risks.

These include interest rate swaps or forward contracts; however, the Group usually limits their use to the protection of its exposure in relation to large one-off transactions.

The capital expenditure programme was primarily focused on the United States where we largely completed the programme that we established after the Regal acquisition to refurbish the acquired hotels to Millennium standard.

The Group's financing is obtained from a number of banks, in a number of currencies, at fixed and floating rates of interest. Wherever possible the Group finances its investments in assets denominated in overseas currencies by using local cash resources or, if necessary, arranging bank facilities denominated in the local currency. This enables the Group to limit the exposure to its balance sheet in respect of foreign exchange movements.

The Group's revenue and profit streams are a consolidation of various currencies but it is not deemed appropriate or cost effective to seek to hedge the foreign exchange risks on these profit streams.

The Group's main financial covenants for longer term facilities are interest cover and gearing ratios.

The treasury policy determines that deposits will only be made, and derivatives and other financial instruments entered into, with banks that satisfy certain specific criteria. The extent of the Group's exposure with any individual bank is monitored.

CASH FLOW AND GEARING

Net cash inflow from operations was £136.0m (2000: £199.1m).

There was an overall net decrease in cash of £30.2m (2000: decrease £15.8m), which gives rise to cash balances at 31 December 2001 of £78.0m (2000: £119.2m).

The Group gearing as at 31 December 2001 was 48% (2000: 50%).

FIXED ASSET VALUES AND REVALUATIONS

HOTELS

The Group has a policy of revaluing approximately one third of its owned hotel portfolio each year. In addition the Group undertakes impairment reviews as required by FRS11 – Impairment of Fixed Assets and Goodwill.

This annual revaluation resulted in some property carrying values being increased and others falling. The net position was largely neutral with surpluses matching deficits. Where carrying values were reduced this was in all cases in respect of previous upward revaluations. No impairments below historic cost have been necessary.

INVESTMENT PROPERTIES

The Group is required by Statement of Standard Accounting Practice 19 to revalue Investment Properties annually. The valuation of the three investment properties Court & Tower offices, Los Angeles; Kings Tanglin Shopping Centre, Singapore; and Birkenhead Point Shopping Centre and Marina, Sydney resulted in a revaluation surplus of £15.0m.

REVALUATION MOVEMENTS

A number of the upward revaluations have been made on hotel and investment properties in which there are minority interests. The most significant downward revaluations have been made on wholly owned properties. As a result the majority of the revaluation movements referred to above affect Minority Interests rather than the Revaluation Reserve within Shareholders' Funds.

FINANCIAL REPORTING STANDARD 17

The Group has adopted the transitional accounting disclosures of FRS17 – Retirement Benefits in 2001 and it will be fully adopted by 2003. Had the Group implemented FRS17 at 31 December 2001 then the balance sheet would have contained a liability, net of tax, of £3.6m, relating to the deficit in the schemes, with a corresponding reduction in the Group's net assets.

In respect of the UK pension schemes, the final salary section is to be closed to new entrants with effect from 31 March 2002.

POSITIONING

The Group has a portfolio of quality hotels, a strong balance sheet, low gearing and a firm control of its costs. We are therefore well positioned to take advantage of an upturn in market conditions to optimise profitability.

DAVID THOMAS, GROUP FINANCE DIRECTOR
12 March 2002



KWEK LENG BENG, 61 #
Non-Executive Chairman

He has been the Chairman of Millennium & Copthorne Hotels plc since its incorporation. He is also Executive Chairman of City Developments Limited, the Hong Leong Group of companies in Singapore and Chairman and Managing Director of City e-Solutions Limited. Since 1995 he has been a member of the Singapore – US Business Council. In 1998 Mr Kwek was conferred a Doctorate of Business Administration in Hospitality Management by Johnson & Wales University.

Mr Kwek was also honoured as 'Asian Hotelier of the Decade' at the 3rd Annual Asia Pacific Hotel Industry Investment Conference organised by Jones Lang Lasalle Hotels and Arthur Andersen.

In 2000, Mr Kwek received an Honorary Degree from Oxford Brookes University, UK and was appointed a Member of the Board of Trustees of Singapore Management University, the third university in Singapore and which has a tie-up with an American business school – the Wharton School of the University of Pennsylvania.



JOHN WILSON, 60
Chief Executive Officer

He joined Millennium & Copthorne Hotels plc in January 1998. He held various posts during the 25 years he was with the Ladbroke Group and Hilton International. His last position before joining the Group was Chief Operating Officer and Senior Executive Vice-President of Hilton International where he was responsible for the operation of 167 hotels in 48 countries.

Mr Wilson has been conferred a doctorate of Business Administration from the Robert Gordon University of Aberdeen in recognition of his contribution to the International Hotel Industry.

On 1 January 2002, he was appointed Chairman of the British Hospitality Association.



DAVID THOMAS, 39
Group Finance Director

He joined Millennium & Copthorne Hotels in November 1998 as Vice President of Finance and was appointed Group Finance Director on 7 February 2002. Prior to joining the Group he held senior financial positions with Forte plc and House of Fraser plc. He has an honours degree in Hotel and Catering Management from the University of Strathclyde, Glasgow and qualified as a Chartered Accountant in 1988.



TONY POTTER, 52
Chief Operating Officer

He joined Millennium & Copthorne Hotels in September 1999 and was appointed a director on 22 October 1999. For the previous three years he held the post of Chief Executive Officer at Choice Hotels Europe. Prior to that he held several senior positions with Hilton International in both Europe and the USA, and was a director of that company.



WONG HONG REN, 50
Investment Manager

He joined Millennium & Copthorne Hotels plc at the flotation of the Group. He is a Non-Executive director of City e-Solutions Limited and the Group Investment Manager for the Hong Leong Group in Singapore. Mr Wong was appointed as an Executive Director of the Company in April 2001.

JOHN SCLATER CVO, 61 ‡*#
Non-Executive Deputy Chairman and Senior Independent Director

He joined Millennium & Copthorne Hotels plc at the flotation of the Group. He is currently Chairman of Foreign & Colonial Investment Trust plc and Argent Group Europe Limited. He is also a Trustee of The Grosvenor Estate and a director of other companies.

FREDERICK BROWN, 68 ‡
Non-Executive Director and Chairman of the Remuneration Committee

He joined Millennium & Copthorne Hotels plc at the flotation of the Group. His previous career was in the banking industry including senior appointments with Midland Bank in the UK and its offshore trust corporations and with Deutsche Bank in the Far East and Australia. He became a Non-Executive director on 1 April 2000.

CHRISTOPHER SNEATH, 68 ‡*#
Independent Non-Executive Director and Chairman of the Audit Committee

He joined Millennium & Copthorne Hotels plc in March 1999. Until his retirement in 1994 he was a senior partner of KPMG. He is a Non-Executive director of Spirax-Sarco Engineering plc and a number of other companies.

SIR IDRIS PEARCE, 68 ‡*#
Independent Non-Executive Director

He joined Millennium & Copthorne Hotels plc at the flotation of the Group. He is a past President of the Royal Institution of Chartered Surveyors. He has also held a number of government appointments and is a Non-Executive director of several companies.

KWEK LENG PECK, 45
Non-Executive Director

He joined Millennium & Copthorne Hotels plc at the flotation of the Group. He serves as an executive director of the Hong Leong Group. He holds directorships on most of the listed companies within the Hong Leong Group, including City Developments Limited, City e-Solutions Limited, Hong Leong Singapore Finance Limited and Hong Leong Asia Limited.

KWEK LENG JOO, 49
Non-Executive Director

He joined Millennium & Copthorne Hotels plc at the flotation of the Group. He is the Managing Director of City Developments Limited and the President of the Singapore Chinese Chamber of Commerce and Industry.

‡MEMBER OF THE REMUNERATION COMMITTEE *MEMBER OF THE AUDIT COMMITTEE #MEMBER OF THE NOMINATIONS COMMITTEE

The Board is committed to maintaining high standards of business integrity and professionalism in all its activities. As an essential part of this commitment, the directors support the highest standards in corporate governance. Set out in this section is an explanation, which allows shareholders to evaluate how these principles have been applied during the year. An explanation is also provided regarding the Board's position on the remuneration of directors and, finally, additional information is provided relating to safety, health and the environment, employees and other relevant information.

The directors confirm that the Company has, throughout the period under review, applied the provisions of Section 1 of the Combined Code (the Code). In considering whether it is appropriate to make this statement, the directors recognise that the provisions set out in the Code relating to the balance of non-executive directors and the make-up of the remuneration committee have not been fully met and a further explanation about these aspects is contained below.

THE BOARD

The Board, as shown on pages 14 and 15, comprises the Non-Executive Chairman and two non-executive directors who are directors of the majority shareholder, City Developments Limited (CDL), a senior independent non-executive director as Deputy Chairman, three additional non-executive directors and four executive directors. Each director is expected to fulfil their duties for the benefit of all shareholders and it is believed that the independent non-executive directors provide strong independent judgement to the deliberations of the Board. Fred Brown, a former executive director, is not considered to be independent under the terms of the Code.

The Board believes that no group of individuals can dominate the Board's decision taking, although there is not a clear majority of independent non-executive directors as defined by Clause A 3.2 of the Code. This view is taken because, as previously reported, the Company's Articles of Association require that a majority of the directors are independent of CDL. The Articles also stipulate that if the number of votes cast at a particular meeting by the independent directors does not exceed the number to be cast by the non-independent directors, then the latter's votes are reduced so that they are one less than those of the independent directors. It has not been necessary to conduct a formal vote on any issue during the year.

There is a clearly defined division of responsibilities at the head of the Company, through the separation of the positions of Chairman and Chief Executive Officer. All directors have access to the advice of the Company Secretary, who is responsible for ensuring the Board procedures and applicable rules and regulations are observed. In addition, the directors are able, if necessary, to take independent professional advice at the Company's expense. No such advice was sought in the year. The Company Secretary is also responsible for ensuring that new directors receive appropriate training and induction to the Company.

Since the last Annual Report was published, David Thomas has been appointed as an additional director on 7 February 2002 while David Cook and Bob Morse resigned from the Board on 31 July 2001 and 1 November 2001 respectively. Gavin Simonds was appointed as an additional director on 1 September 2001 and subsequently resigned on 6 February 2002. David Thomas has received individual briefings from the Company's principal corporate advisers relating to his statutory duties and responsibilities. He has also received details relating to the Company policies and procedures including the Company's rules on share dealing, and he was given access to prior board meeting minutes.

Non-executive directors are appointed for a specific term and re-appointment is not a matter of course as each director's position is reviewed as they approach re-appointment. Since the year-end, the positions of John Sclater, Christopher Sneath, Fred Brown and Sir Idris Pearce were reviewed and the Board was pleased to extend their appointment for a further one-year term.

It is the policy of the Company that all directors seek re-election once every three years and that newly appointed directors seek re-election at the first annual general meeting after their appointment.

The Board has adopted a formal schedule of matters listing key aspects of the Company's affairs which must be referred to it for decision and approval. In addition to overall control this includes investment appraisal, strategy, significant contractual obligations exceeding one year, corporate compliance and risk management.

BOARD COMMITTEES

In relation to certain matters, committees have been established with specific delegated authority. The standing committees of the Board are the audit, remuneration and nominations committees.

The audit committee, chaired by Christopher Sneath, consists entirely of the independent non-executive directors. It met three times during the year. It assists the Board in ensuring that the Group's control systems, as explained below, provide accurate and up-to-date information and that the Group's published financial statements represent a true and fair view of its position. It is also responsible for reviewing accounting policies and any fees paid to the external auditors. The external auditors and the head of internal audit attend all meetings. While the Finance Director and Fred Brown are normally invited to attend, the external and internal auditors have the right to speak to the members of the committee without the presence of any member of the executive management and the opportunity is always there. The Company Secretary is the secretary of this committee.

The remuneration committee is chaired by Fred Brown and includes the three independent non-executive directors. The full Board recognises that the committee's constitution does not meet the specific provision of Clause B.2.2 of the Code, which envisages that all members will be independent non-executive directors. Nonetheless the directors still consider that the members provide this committee with the suitable skills to fulfil its responsibilities. The committee met seven times during the year. It is responsible for considering and making recommendations to the Board, within agreed terms of reference, on the Company's remuneration policies, the remuneration package of executive directors and senior executives and the operation of the Company's employee share option schemes. The Chief Executive Officer is invited to attend meetings as appropriate and the committee takes independent advice as deemed necessary. The Vice President, Human Resources is the secretary of this committee.

The nominations committee is chaired by the non-executive Chairman and includes the three independent non-executive directors. The committee discussed and made appropriate recommendations to the Board regarding all new appointments since the last annual report. The Vice President, Human Resources is the secretary of this committee.

INTERNAL CONTROL SYSTEM

The full Board is responsible for the Group's system of internal control and for monitoring its effectiveness. In establishing this system, the directors have considered the nature of the Group's business, with regard to the risks to which that particular business is exposed, the likelihood of such risks occurring, their potential impact and the costs of protecting against them. However, such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement.

The Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group; that this has been in place for the year under review and up to the date of the approval of the annual report and accounts; and that this process is regularly reviewed by the Board and accords with the Turnbull guidance.

The primary responsibility for the operation of the system of internal controls appropriate to the various business environments in which it operates is delegated to line management. However, for each of the identified primary risks facing the Group, an executive director has taken responsibility to report to the full Board on a regular basis. The effectiveness of the operation of the internal control system is reviewed by an internal audit function and, where appropriate, by the Company's external auditors, who report to management and to the audit committee.

The internal audit department reviews the effectiveness of key internal controls as part of its standard work programme. The reviews carried out by internal audit are summarised in reports, which are distributed three times per year to all members of the audit committee, the Chief Executive, Finance Director, and KPMG Audit Plc. They are subsequently reviewed by the audit committee, which ensures that, where necessary, recommendations on appropriate corrective action are drawn to the attention of the full Board.

The main features of the Company's internal control framework are:

- The Group's strategic direction is regularly reviewed by the Board, which sets business objectives for the Group. Annual plans and performance targets for each hotel are set by the executive management team and reviewed by the Board in the light of overall objectives.
- The processes used to manage the key risks to the success of the Group are regularly reviewed by the Board and improved as necessary. Such processes include, but are not limited to, customer satisfaction, health & safety, the maintenance of market share, insurance issues, the performance of acquisitions and treasury risks.
- Within the financial and overall objectives for the Group, agreed by the Board, the day to day management is delegated to the Chief Executive Officer and the executive directors. The executive management team receives a monthly summary of the results from the businesses.

Since the year-end, a review of risk management processes initiated by the Chief Executive following the events of 11 September 2001 has been completed. This was carried out by management and modifications to the internal control systems and the Group's risk profile have been made, as necessary, to reflect the trading environment that the Group now operates in. These new and revised procedures do not, however, fundamentally change the control processes that have been described in previous reports. The full Board subsequently reviewed the effectiveness of this control system and the directors are satisfied that this review fulfilled the criteria for assessing effectiveness as defined in the Internal Control Guidance for Directors.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors are also responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

GOING CONCERN

The directors are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis for preparing the accounts.

DIRECTORS' REMUNERATION

In framing the remuneration policy for the executive directors of the Company, the remuneration committee was mindful of the Best Practice Provisions on the Design of Performance Related Remuneration under Schedule A of the Code. Accordingly, levels of pay and benefits have been

set which reflect the performance of the Company against pre-determined budgets, as well as the individual contribution of each director. Awards have taken into consideration both market and competitive conditions.

The Group operates a non-pensionable annual bonus scheme for executive directors awarded on the basis of earnings per share growth. In the event the minimum target was not achieved and, accordingly, a bonus has been awarded to the Chief Executive Officer only on an exceptional basis to reflect his very considerable commitment and expertise in managing the business following the events of 11 September 2001, and to the Chief Operating Officer to reflect his expertise in securing six management contracts in the Middle East.

A full analysis of Directors' remuneration is shown in note 30 on page 55.

The previously reported share option scheme, as it relates to the directors, seeks to link individual reward with the longer term success of the business. Options are awarded to directors following an assessment of individual performance and are based on a multiple of the director's salary for the period. Up until the end of 2002, as explained further below, it is the Group's policy that no director or employee should hold options with a total exercise price of more than four times earnings. Directors' options may only be exercised if earnings per share increase over a three year period by the Retail Price Index plus 6%. Five hundred and forty seven thousand, and twenty four (547,024) share options under the executive share option scheme were granted to the directors during the year and a complete analysis is shown in note 30 on page 57.

Besides the provision of medical benefits, permanent health insurance and motor vehicles or an appropriate allowance, there is a contributory pension plan for the UK-based executive directors providing up to two-thirds of final salary (subject to Inland Revenue limits) at age 65 plus a widows' benefit of two-thirds of the pension and life assurance of four times salary in the event of death during service. Company pension contributions for directors were set at 17.3% of salary. Further details regarding this pension scheme can be found in note 29 on page 52. All of the UK-based directors entered service after 31 May 1989 and therefore the benefits provided for them by the Company's pension scheme are restricted by the operation of the earnings cap. Accordingly, a salary supplement of 15% of salary above the earnings cap was introduced from 1 April 2001 for these directors. No pension is provided for Mr Wong Hong Ren.

The terms of the executive directors' contracts are:

John Wilson 12 month rolling contract;

David Thomas 12 months' written notice to be given by the Company at any time and six months by the executive;

Tony Potter 12 months' written notice to be given by either party at any time;

Wong Hong Ren 12 months' written notice to be given by the Company at any time and six months by the executive.

It is the Group's policy that, on early termination of a director's contract, the notice period within the service contract is observed. Thereafter any further compensation is at the discretion of the Board having received advice from the remuneration committee.

The non-executive directors have letters of appointment only and their fees are reviewed on an annual basis.

EMPLOYEES

Millennium & Copthorne Hotels plc operates in various countries and values highly the rich ethnic and cultural diversity of its people. The Group strives to build on the qualities inherent in its global environment by encouraging people with different views, styles and approaches.

As a progressive employer, the Group encourages the employment of disabled people on the basis of their ability to perform the job and complies with the relevant legislative requirements in all parts of the world in which the Group operates. Proper attention is paid to the opportunities, training and work prospects of people who become disabled during their employment with the Group.

Millennium & Copthorne Hotels plc encourages employee consultation through staff consultative committees at each location and believes that the dissemination of appropriate information, goals and objectives is pivotal to success and motivation.

All employees at every level are encouraged to develop their skills and qualifications. A variety of internally managed development programmes are available and, in certain regions, the Group offers a tuition support programme for external courses. The principles of the national standard of best practice in employee development and involvement are being followed in the countries in which we operate.

OPTION SCHEMES

The Company operates the Millennium & Copthorne Hotels Executive Share Option Scheme (the 'Executive Scheme'). It has two parts: Part A designed for Inland Revenue approval, and Part B, an unapproved executive share option scheme designed for UK and non-UK executives. Part A of the Executive Scheme was approved by the Inland Revenue under Schedule 9 of the Income and Corporation Taxes Act 1988 on 12 April 1996.

Set out in a separate circular, which is being sent out to shareholders with the annual report, are details of a proposal to be put to the forthcoming annual general meeting to establish the Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme under which it is currently intended that the first awards will be made in early 2003. This Scheme will reflect current institutional guidelines on share-based incentives. In this respect, phased options, granted by the remuneration committee to eligible employees, which includes directors, will be subject to an annual limit and meaningful and stretching performance conditions which are measured from the date of grant.

The Company also operates the Millennium & Copthorne Hotels Sharesave Scheme (the 'Sharesave Scheme') for all eligible UK employees, which has been approved by the Inland Revenue. During the year the Company issued invitations to UK employees under the Sharesave Scheme to enter into a five year savings contract or a three year savings contract. Details about the take-up of the Scheme by employees is shown in note 29 on page 54.

COMMUNICATION

Good internal communication is a key element in our business. The format of our in-house magazine is currently being enhanced so that it can be published on the Group's intranet site, and a structured programme of staff training and workshop seminars is carried out.

Communication with shareholders is equally important. In addition to the annual report and accounts, an interim report is published and there is a general presentation after the preliminary and interim results announcements. A regular programme of meetings exists with major institutional shareholders to review the Group's performance and prospects. There is also an opportunity for individual shareholders to question the Chairman and other directors including the chairmen of both the remuneration committee and the audit committee at the Annual General Meeting.

SAFETY, HEALTH AND THE ENVIRONMENT

Safety and environmental management are key responsibilities of all managers. Line managers are responsible for ensuring that the hotels take every reasonable and practical step to maintain a safe and healthy environment for employees, public visitors, guests and contractors and performance in this area is measured and judged in the same way as other key business parameters.

During the year, the audit committee began receiving reports from the regions on the health & safety control systems that currently exist across the Group. These systems have been reviewed and subsequently the Board has issued a general statement of policy. This policy will be implemented and managed on a practical level by the establishment of regional health & safety management groups with the aim of providing action points. The system has already been established in the European region and will be progressively rolled out to the other regions throughout the year.

The Group is also conscious of the need to preserve natural resources. As a matter of policy the Group operates strict controls to reduce consumption of energy, for example by installing low energy light bulbs and water saving showerheads in all its hotels. The effective disposal of waste is a priority, and the Company will continue to investigate ways to improve the efficiency of waste disposal and recycling whilst minimising any adverse effect on the environment. The Company only uses refrigeration equipment which complies with current legislation. Obsolete equipment is removed by nominated waste disposal companies for safe disposal.

CHARITABLE AND POLITICAL CONTRIBUTIONS
The Group gave £44,000 (2000: £56,000) to charities during the period. It made no political contributions.

CREDITOR PAYMENT POLICY
It is the Company's and the Group's policy to adhere to the payment terms agreed with the supplier. It does not follow any particular guidelines established by third parties. Payments are contingent on the supplier providing goods or services to the required standard. The effect of the Group's payment policy is that its trade creditors at the financial year-end represent 26 days' purchases (2000: 28 days). At the year end the Company had no trade creditors (2000: £nil).

SUBSTANTIAL SHAREHOLDINGS
As at 1 March 2002, the Company had been notified that the following companies hold 3% or more of the issued share capital:

City Developments Ltd	147,785,025	52.3%
Prudential plc	16,745,376	5.9%

ANNUAL GENERAL MEETING
The Annual General Meeting will be held at 10.00am on Tuesday 21 May 2002 at the Millennium Hotel London Mayfair. The notice to shareholders can be found in the attached circular, which also explains the items of special business that are to be proposed at the meeting.

At the Annual General Meeting, Wong Hong Ren, Sir Idris Pearce and John Sclater will retire by rotation and being eligible offer themselves for re-election. David Thomas who was appointed as a director since the last Annual General Meeting, will also retire at the meeting and being eligible offers himself for re-election.

The Directors' Report, comprising the sections titled 'Chairman's Statement', 'Chief Executive's Review', 'Financial Review', 'Board of Directors' and 'Corporate Governance', is submitted to shareholders.

By order of the Board

Simon J Hodges
Company Secretary
12 March 2002

Analysis of shareholders at 1 March 2002	Number of holders	Percentage of holders	Total number of shares held	Percentage of issued share capital
NUMBER OF SHARES				
0-10,000	855	76.27	1,418,606	0.50
10,001-25,000	81	7.23	1,300,445	0.46
25,001-50,000	46	4.10	1,688,715	0.60
50,001-100,000	32	2.85	2,280,723	0.81
100,001-500,000	64	5.71	15,804,233	5.59
500,001-1,000,000	18	1.61	14,069,136	4.98
OVER 1 MILLION	25	2.23	245,965,200	87.06
TOTAL	1,121	100.00	282,527,058	100.00

We are committed to providing information to our shareholders to enable them to assess our Group's performance and financial position. Information can be found on BBC1 Ceefax (page 228) and Channel 4 Teletext (page 514). Our website is www.millenniumhotels.com.

REGISTERED OFFICE

Victoria House, Victoria Road, Horley, Surrey RH6 7AF, United Kingdom

FINANCIAL CALENDAR

Dividend record date	3 May 2002
Annual general meeting	21 May 2002
Final dividend payment	22 May 2002
Interim results announcement	August 2002
Interim dividend payable	October 2002

ADVISORS

Stockbrokers	Deutsche Bank
Auditors	KPMG Audit Plc
Solicitors	Clifford Chance
Principal Bankers	Royal Bank of Scotland plc HSBC ING Barings
Registrars	Lloyds TSB Registrars

REPORT OF THE INDEPENDENT AUDITORS TO THE MEMBERS OF MILLENNIUM & COPTHORNE HOTELS plc

We have audited the financial statements on pages 24 to 57.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors are responsible for preparing the Annual Report. As described on page 18, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and Accounting Standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on pages 16 to 21 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2001 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc

Chartered Accountants and Registered Auditor
London

12 March 2002

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER 2001

	Notes	Group 2001 £m	2001 £m	Group 2000 £m	2000 £m
TURNOVER	2				
GROUP AND SHARE OF JOINT VENTURES		670.5		722.8	
LESS SHARE OF TURNOVER OF JOINT VENTURES		(75.9)		(31.9)	
GROUP TURNOVER			594.6		690.9
COST OF SALES			(259.5)		(283.9)
GROSS PROFIT			335.1		407.0
ADMINISTRATIVE EXPENSES			(234.7)		(235.5)
GROUP OPERATING PROFIT	2		100.4		171.5
SHARE OF OPERATING PROFITS OF JOINT VENTURES			11.3		8.0
SHARE OF OPERATING PROFITS OF ASSOCIATED UNDERTAKINGS			0.9		14.5
TOTAL OPERATING PROFIT			112.6		194.0
INTEREST RECEIVABLE AND SIMILAR INCOME	3				
GROUP		9.4		10.1	
ASSOCIATED UNDERTAKINGS		–		0.2	
			9.4		10.3
INTEREST PAYABLE AND SIMILAR CHARGES	4				
GROUP		(56.5)		(61.3)	
JOINT VENTURES		(10.5)		(4.1)	
ASSOCIATED UNDERTAKINGS		(0.8)		(9.8)	
			(67.8)		(75.2)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	5		54.2		129.1
TAX ON PROFIT ON ORDINARY ACTIVITIES	6		(9.7)		(22.5)
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION			44.5		106.6
MINORITY INTERESTS – EQUITY	22		(9.1)		(13.5)
PROFIT FOR THE FINANCIAL YEAR			35.4		93.1
DIVIDENDS PAID AND PROPOSED	7		(35.3)		(35.2)
RETAINED PROFIT FOR THE FINANCIAL YEAR	20		0.1		57.9
EARNINGS PER SHARE	8		12.5P		33.0P
DILUTED EARNINGS PER SHARE	8		12.5P		33.0P
DIVIDENDS PER SHARE	7		12.5P		12.5P

All turnover and group operating profit in the current and prior years derive from continuing operations.

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 £m	2000 £m
PROFIT FOR THE FINANCIAL YEAR	35.4	93.1
GAIN ON FOREIGN CURRENCY TRANSLATION	3.3	45.5
REVALUATION OF FIXED ASSETS	0.5	52.8
TOTAL GAINS AND LOSSES RELATING TO THE FINANCIAL YEAR	39.2	191.4
PRIOR YEAR ADJUSTMENTS	–	(8.3)
TOTAL GAINS AND LOSSES RECOGNISED SINCE LAST ANNUAL REPORT	39.2	183.1

NOTE OF HISTORICAL COST PROFITS AND LOSSES

FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 £m	2000 £m
REPORTED PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	54.2	129.1
DIFFERENCE BETWEEN A HISTORICAL COST DEPRECIATION CHARGE AND THE ACTUAL DEPRECIATION CHARGE FOR THE YEAR CALCULATED ON THE REVALUED AMOUNT	0.4	0.4
HISTORICAL COST PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	54.6	129.5
HISTORICAL COST PROFIT FOR THE YEAR RETAINED AFTER TAXATION, MINORITY INTERESTS AND DIVIDENDS	0.5	58.3

BALANCE SHEETS AS AT 31 DECEMBER 2001

	Notes	2001 £m	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company 2000 £m
FIXED ASSETS						
TANGIBLE ASSETS	10		2,317.0	2,249.3	–	–
INVESTMENTS IN JOINT VENTURES	11					
SHARE OF GROSS ASSETS		318.9		312.7	–	–
SHARE OF GROSS LIABILITIES		(225.7)		(217.7)	–	–
SHARE OF MINORITY INTERESTS		(21.9)		(25.4)	–	–
LOANS TO JOINT VENTURES		39.9		47.5	–	–
		111.2		117.1	–	–
INVESTMENT IN ASSOCIATED UNDERTAKINGS	11	13.1		13.5	–	–
INVESTMENTS	11	0.4		7.1	1,111.0	1,131.1
			124.7	137.7	1,111.0	1,131.1
			2,441.7	2,387.0	1,111.0	1,131.1
CURRENT ASSETS						
STOCKS	12		17.9	26.6	–	–
PROPERTIES HELD FOR RESALE			–	13.9	–	–
DEBTORS FALLING DUE WITHIN ONE YEAR	13	64.3		82.6	60.8	18.5
DEBTORS FALLING DUE AFTER MORE THAN ONE YEAR	13	9.7		19.8	–	–
			74.0	102.4	60.8	18.5
CASH AT BANK AND IN HAND	14		78.0	119.2	–	0.1
			169.9	262.1	60.8	18.6
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR	15		(283.4)	(303.8)	(84.1)	(78.8)
NET CURRENT LIABILITIES			(113.5)	(41.7)	(23.3)	(60.2)
TOTAL ASSETS LESS CURRENT LIABILITIES			2,328.2	2,345.3	1,087.7	1,070.9
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR	16		(692.0)	(721.8)	(134.7)	(101.0)
PROVISIONS FOR LIABILITIES AND CHARGES	18		(3.7)	(4.2)	–	–
NET ASSETS			1,632.5	1,619.3	953.0	969.9
CAPITAL AND RESERVES						
CALLED UP SHARE CAPITAL	20, 21		84.7	84.6	84.7	84.6
SHARE PREMIUM ACCOUNT	20		845.5	844.7	845.5	844.7
REVALUATION RESERVE	20		345.8	341.4	–	–
PROFIT AND LOSS ACCOUNT	20		197.4	197.9	22.8	40.6
SHAREHOLDERS' FUNDS – EQUITY			1,473.4	1,468.6	953.0	969.9
MINORITY INTERESTS – EQUITY	22		159.1	145.6	–	–
– NON-EQUITY	22		–	5.1	–	–
TOTAL CAPITAL EMPLOYED			1,632.5	1,619.3	953.0	969.9

These financial statements were approved by the Board of directors on 12 March 2002 and were signed on its behalf by:

KWEK LENG BENG

DAVID THOMAS

DIRECTORS

	Notes	2001 £m	2001 £m	2000 £m	2000 £m
CASH FLOW STATEMENT					
NET CASH INFLOW FROM OPERATING ACTIVITIES	25		**136.0**		199.1
DIVIDENDS RECEIVED FROM ASSOCIATED UNDERTAKINGS			**0.5**		1.6
DIVIDENDS RECEIVED FROM JOINT VENTURES			**0.3**		–
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	27		**(49.1)**		(59.3)
TAXATION PAID			**(7.2)**		(20.1)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT	27		**(20.9)**		(106.9)
ACQUISITIONS AND DISPOSALS	27		**(6.6)**		2.0
EQUITY DIVIDENDS PAID			**(35.3)**		(29.8)
CASH INFLOW/(OUTFLOW) BEFORE USE OF LIQUID RESOURCES AND FINANCING			**17.7**		(13.4)
MANAGEMENT OF LIQUID RESOURCES	27		**11.1**		9.8
FINANCING	27				
NET CASH FROM THE ISSUE OF SHARES AND PURCHASE OF MINORITY INTERESTS		**(1.2)**		(0.5)	
DECREASE IN DEBT AND LEASE FINANCING		**(57.8)**		(11.7)	
			(59.0)		(12.2)
DECREASE IN CASH IN THE YEAR			**(30.2)**		(15.8)

	Notes	2001 £m	2001 £m	2000 £m	2000 £m
RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT					
DECREASE IN CASH IN THE YEAR		**(30.2)**		(15.8)	
CASH INFLOW FROM DECREASE IN LIQUID FUNDS		**(11.1)**		(9.8)	
CASH OUTFLOW FROM THE DECREASE IN DEBT AND LEASE FINANCING		**57.8**		11.7	
CHANGE IN NET DEBT RESULTING FROM CASH FLOWS			**16.5**		(13.9)
ACQUISITIONS			**(1.1)**		(26.6)
DEFERRED FINANCE COSTS			**0.3**		5.3
TRANSLATION DIFFERENCES AND OTHER NON CASH MOVEMENTS			**(4.3)**		(27.9)
MOVEMENT IN NET DEBT IN THE YEAR			**11.4**		(63.1)
NET DEBT AT 1 JANUARY 2001			**(696.8)**		(633.7)
NET DEBT AT 31 DECEMBER 2001	26		**(685.4)**		(696.8)

1 ACCOUNTING POLICIES

The following principal accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group's financial statements.

BASIS OF PREPARATION

The financial statements have been prepared under the historical cost convention, modified by the revaluation of hotels and investment properties in accordance with applicable accounting standards and the Companies Act 1985 except as stated under investment properties. The Group has adopted during the year, to the extent set out below, the requirements of the following new Financial Reporting Standards (FRS):

FRS17: RETIREMENT BENEFITS

This requires the use of market based values for assets in a pension scheme rather than the current actuarial approach of SSAP 24: Accounting for pension costs. The introduction of FRS17 is being phased in during the period to 2003 and will be fully effective for the Group in the year ending 31 December 2003. In the current year, the Group has complied with the transitional disclosure requirements of FRS17 and has shown the market valuation of its defined benefit schemes as at 31 December 2001.

FRS18: ACCOUNTING POLICIES

The Group complies with this standard which gives guidance relating to the selection, application and disclosure of accounting policies in the financial statements. The adoption of FRS18 has had no material impact on the Group's accounts.

PRIOR YEAR ADJUSTMENT

The comparative financial information for the year includes a prior year adjustment made in 2000 to reflect the adoption by the Group of UITF 24: Accounting for Start Up Costs and FRS15: Tangible Fixed Assets. The total effect of these changes was a prior year adjustment to reduce opening reserves at 1 January 2000 by £8.3m.

BASIS OF CONSOLIDATION

The Group accounts include the accounts of the Company and its subsidiary undertakings made up to 31 December 2001. Unless otherwise stated, the acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

The Group's share of the profits less losses of associates is included in the consolidated profit and loss account and its interest in their net assets is included in investments in the consolidated balance sheet. An associate is an undertaking in which the Group has a long term interest, usually from 20% to 50% of the equity voting rights, and over which it exercises significant influence.

The Group's share of the profits less losses of joint ventures is included in the consolidated profit and loss account and its interest in their net assets is included in investments in the consolidated balance sheet.

A joint venture is an undertaking in which the Group has a long term interest and over which it exercises joint control.

The Company has taken advantage of the exemption under Section 230 (4) of the Companies Act 1985 from presenting its own profit and loss account. The profit for the financial year dealt with in the accounts of Millennium & Copthorne Hotels plc, determined in accordance with the Act, was £17.5m (2000: £38.8m).

FIXED ASSETS AND DEPRECIATION

Land and buildings are stated at cost or subsequent valuation less depreciation and any provision for impairment, as set out in note 10. Other fixed assets are shown at cost less depreciation and any provision for impairment. Any impairment of such properties below depreciated historical cost is charged to the profit and loss account as appropriate.

1 ACCOUNTING POLICIES (CONTINUED)

Assets are depreciated to their residual values on a straight-line basis over their estimated useful lives as follows:

Building core	50 years or lease term if shorter
Building surface, finishes and services	30 years or lease term if shorter
Plant and machinery	15-20 years
Furniture and equipment	10 years
Soft furnishings	5-7 years
Computer equipment	5 years
Motor vehicles	4 years

Freehold land is not depreciated.

No residual values are ascribed to building surface finishes and services. Residual values ascribed to building core depend on the nature, location and tenure of each property.

Capital expenditure on major projects is recorded separately within fixed assets as capital work in progress. Once the project is complete the balance is transferred to the appropriate fixed asset categories. Capital work in progress is not depreciated.

Interest attributable to funds used to finance the construction or acquisition of new hotels or major extensions to existing hotels is capitalised gross of tax relief and added to the cost of the hotel core.

Operating supplies are treated as a base stock and renewals and replacements of such stocks are written off to the profit and loss account as incurred.

INVESTMENTS

In the Company's accounts, investments in subsidiary and associated undertakings are stated at cost less provisions for impairment. Dividends received and receivable are credited to the Company's profit and loss account.

INVESTMENT PROPERTIES

In accordance with Statement of SSAP 19:

i) investment properties are revalued annually at open market values. All surpluses and deficits arising on valuation are taken directly to revaluation reserve except that any reduction in value below historic cost is taken to the profit and loss account for the year;

ii) no depreciation or amortisation is provided in respect of freehold investment properties and leasehold investment properties with over 20 years to run.

This treatment, as regards certain of the Group's investment properties, may be a departure from the requirements of the Companies Act concerning depreciation of fixed assets. However, these properties are not held for consumption but for investment and the directors consider that systematic annual depreciation would be inappropriate. The accounting policy adopted is therefore necessary for the accounts to give a true and fair view. Depreciation or amortisation is only one of the many factors reflected in the annual valuation and the amount which might otherwise have been shown cannot be separately identified or quantified.

GOODWILL

Purchased goodwill arising on consolidation in respect of acquisitions before 1 January 1998, when FRS10: Goodwill and Intangible Assets was adopted, was written off to reserves in the year of acquisition. When a subsequent disposal occurs any related goodwill previously written off to reserves is written back through the profit and loss account as part of the profit or loss on disposal.

STOCKS

Stocks are valued at the lower of cost and net realisable value.

DEVELOPMENT PROPERTIES

Development properties under construction are included as work in progress within stocks. Attributable profits are recognised as the development progresses.

LEASES

Assets financed by way of finance leases, which transfer substantially all the risks and rewards of ownership to the Group, are recorded at their fair value at the inception of the lease. The equivalent liability, categorised as appropriate, is included within creditors. Assets are depreciated over the shorter of the lease term and their useful economic lives. Finance charges are allocated to accounting periods over the period of the lease to produce constant rates of return on the outstanding balance. Rentals under operating leases are charged as incurred.

TURNOVER

Turnover represents amounts derived from:

- the ownership, management and operation of hotels on an accruals basis;
- income from property rental, development properties and land sales.

Turnover is stated net of sales taxes.

PENSION COSTS

The amount charged to the profit and loss account in respect of defined benefit schemes is the estimated cost of providing the benefits accrued in the year, adjusted to reflect variations from that cost. The cost is calculated so that it represents a substantially level percentage of current and future pensionable payroll. Variations from these costs are charged or credited to the profit and loss account over the average remaining service lives of employees.

Contributions to money purchase schemes are charged to the profit and loss account as incurred.

Any difference between amounts charged to the profit and loss account and contributions paid to pension schemes is included in debtors or creditors in the balance sheet.

TAXATION

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes.

Provision for deferred taxation is calculated using the liability method on timing differences and is made only to the extent that it is probable that liabilities will crystallise within the foreseeable future.

FINANCIAL INSTRUMENTS

In line with the Group's treasury management policies, derivative instruments are used to alter the risk profile of underlying exposures. Gains or losses on financial instruments, such as forward contracts, options or swaps are recognised based on the duration of the underlying exposure.

The Group endeavours to finance investments in assets denominated in overseas currencies by using facilities denominated in those currencies. Foreign exchange gains or losses on non-sterling overseas assets and related borrowings are taken to reserves.

FOREIGN EXCHANGE

Transactions denominated in foreign currencies are recorded at actual exchange rates as of the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the period end are reported at the rate of exchange prevailing at that date. Any gain or loss arising from a change in exchange rates subsequent to the date of a transaction is included as an exchange gain or loss in the profit and loss account.

For the purposes of consolidation the closing rate method is used, under which translation gains or losses on opening net assets are shown as a movement on reserves. Profit and loss accounts of overseas subsidiary undertakings are translated at the average rate prevailing throughout the year. Translation differences between the average and closing rates are taken to reserves.

2 SEGMENTAL INFORMATION

	USA 2001 £m	Europe 2001 £m	Asia 2001 £m	Australasia 2001 £m	Group 2001 £m
TURNOVER					
HOTEL	212.6	158.4	159.6	35.9	566.5
NON-HOTEL	3.8	–	1.8	22.5	28.1
TOTAL	216.4	158.4	161.4	58.4	594.6
HOTEL GROSS OPERATING PROFIT	53.8	68.5	61.0	12.6	195.9
HOTEL FIXED CHARGES	(30.0)	(26.5)	(25.9)	(7.4)	(89.8)
HOTEL OPERATING PROFIT	23.8	42.0	35.1	5.2	106.1
NON-HOTEL OPERATING PROFIT	1.3	–	1.3	4.5	7.1
PROFIT BEFORE CENTRAL COSTS	25.1	42.0	36.4	9.7	113.2
CENTRAL COSTS					(12.8)
GROUP OPERATING PROFIT					100.4
SHARE OF OPERATING PROFITS OF JOINT VENTURES	5.5		5.8		11.3
SHARE OF OPERATING PROFITS OF ASSOCIATED UNDERTAKINGS	0.9				0.9
NET INTEREST PAYABLE					(58.4)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION					54.2
NET ASSETS					
NET HOTEL OPERATING ASSETS	731.1	704.2	674.5	84.5	2,194.3
NET NON-HOTEL OPERATING ASSETS	17.1	–	43.3	34.2	94.6
NET ASSETS OF JOINT VENTURES	52.1	–	19.2	–	71.3
NET ASSETS OF ASSOCIATED UNDERTAKINGS	11.4	–	0.7	–	12.1
NON OPERATING NET LIABILITIES					(739.8)
NET ASSETS					1,632.5

Hotel fixed charges include property rent, taxes and insurance, depreciation and amortisation, operating lease rentals and management fees. There are no inter segment sales. Turnover by origin is not significantly different from turnover by destination. Turnover derives from two classes of business; hotel operations and non-hotel operations comprising property transactions. Net assets of joint ventures are shown net of interest bearing loans of £145.4m (2000: £135.4m). Net assets of associated undertakings are shown net of interest bearing loans of £5.9m (2000: £6.0m).

Non operating net liabilities comprise net debt, dividends payable and deferred consideration.

2 SEGMENTAL INFORMATION (CONTINUED)

	USA 2000 £m	Europe 2000 £m	Asia 2000 £m	Australasia 2000 £m	Group 2000 £m
TURNOVER					
HOTEL	277.6	165.3	176.2	36.0	655.1
NON-HOTEL	3.5	–	1.9	30.4	35.8
TOTAL	281.1	165.3	178.1	66.4	690.9
HOTEL GROSS OPERATING PROFIT	99.1	78.3	69.4	12.1	258.9
HOTEL FIXED CHARGES	(29.4)	(21.6)	(25.4)	(7.2)	(83.6)
HOTEL OPERATING PROFIT	69.7	56.7	44.0	4.9	175.3
NON-HOTEL OPERATING PROFIT	1.1	–	1.3	6.4	8.8
PROFIT BEFORE CENTRAL COSTS	70.8	56.7	45.3	11.3	184.1
CENTRAL COSTS					(12.6)
GROUP OPERATING PROFIT					171.5
SHARE OF OPERATING PROFITS OF JOINT VENTURES			8.0		8.0
SHARE OF OPERATING PROFITS OF ASSOCIATED UNDERTAKINGS	14.5				14.5
NET INTEREST PAYABLE					(64.9)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION					129.1
NET ASSETS					
NET HOTEL OPERATING ASSETS	707.8	707.5	652.4	82.1	2,149.8
NET NON-HOTEL OPERATING ASSETS	16.5	–	34.6	86.9	138.0
NET ASSETS OF JOINT VENTURES	53.0	–	16.6	–	69.6
NET ASSETS OF ASSOCIATED UNDERTAKINGS	11.2	–	1.1	–	12.3
NON OPERATING NET LIABILITIES					(750.4)
NET ASSETS					1,619.3

3 INTEREST RECEIVABLE AND SIMILAR INCOME

	2001 £m	2000 £m
INTEREST RECEIVABLE FROM ASSOCIATED UNDERTAKINGS	–	0.8
INTEREST RECEIVABLE FROM JOINT VENTURES	0.9	–
OTHER INTEREST RECEIVABLE	6.7	7.8
FOREIGN EXCHANGE GAINS	1.8	1.5
	9.4	10.1
GROUP SHARE OF INTEREST RECEIVABLE BY ASSOCIATED UNDERTAKINGS	–	0.2
	9.4	10.3

4 INTEREST PAYABLE AND SIMILAR CHARGES

	2001 £m	2000 £m
ON BANK LOANS AND OVERDRAFTS	51.7	51.8
ON BONDS	4.6	9.2
FINANCE CHARGES PAYABLE IN RESPECT OF FINANCE LEASES	0.9	1.2
LESS INTEREST CAPITALISED	(0.7)	(0.9)
	56.5	61.3
GROUP SHARE OF INTEREST PAYABLE BY JOINT VENTURES	10.5	4.1
GROUP SHARE OF INTEREST PAYABLE BY ASSOCIATED UNDERTAKINGS	0.8	9.8
	67.8	75.2

5 PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

	2001 £m	2000 £m
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION IS STATED AFTER CHARGING/(CREDITING):		
DEPRECIATION OF TANGIBLE FIXED ASSETS	36.4	32.9
LOSS ON SALE OF FIXED ASSETS	0.4	0.9
REPAIRS AND MAINTENANCE EXPENDITURE	23.5	26.6
AUDITORS' REMUNERATION		
AUDIT SERVICES	0.9	1.0
NON AUDIT SERVICES PROVIDED BY THE AUDITORS AND THEIR ASSOCIATES	1.0	0.3
RENTALS PAYABLE UNDER OPERATING LEASES		
LAND AND BUILDINGS	8.5	4.6
PLANT AND MACHINERY	2.4	0.2
EXCHANGE GAIN	(1.8)	(1.5)

The audit fee for the parent Company was £40,000 (2000: £40,000).

6 TAXATION

	2001 £m	2000 £m
THE TAX CHARGE COMPRISES:		
CORPORATION TAX CHARGE AT 30% (2000: 30%)	3.0	10.0
OVERSEAS TAXATION	9.3	13.2
TAXATION ATTRIBUTABLE TO PROFITS OF JOINT VENTURES	0.4	0.3
TAXATION ATTRIBUTABLE TO PROFITS OF ASSOCIATED UNDERTAKINGS	–	0.5
	12.7	24.0
OVER-PROVISION IN RESPECT OF PRIOR YEARS	(3.0)	(1.5)
	9.7	22.5

No provision has been made for deferred taxation. Details of potential deferred taxation are given in note 19.

The corporation tax charge for the year has been reduced as a result of the differences between accounting and taxable earnings including the availability of tax allowances on hotel buildings in excess of depreciation and brought forward tax losses in subsidiary companies. As at 31 December 2001, £106.1m (2000: £68.8m) of losses were available within certain subsidiaries, to be offset against future years' tax liabilities.

7 DIVIDENDS – EQUITY

	2001 £m	2000 £m
PAID	11.9	11.8
PROPOSED	23.4	23.4
	35.3	35.2

The interim dividend of 4.2p per share was paid on 12 October 2001 (2000: 4.2p) and the final dividend of 8.3p per share (2000: 8.3p) will be paid on 22 May 2002. The total dividend per share for the year is 12.5p (2000: 12.5p) for shares in issue and ranking for both interim and final dividends.

8 EARNINGS PER SHARE

The earnings per share and diluted earnings per share are based on earnings of £35.4m (2000: £93.1m). The weighted average number of shares, being the average number of shares in issue during the period, used in both calculations, is as follows:

	2001 m	2000 m
WEIGHTED AVERAGE NUMBER OF SHARES IN ISSUE DURING THE PERIOD USED IN THE CALCULATION OF EARNINGS PER SHARE	282.4	281.9
NUMBER OF SHARES UNDER OPTION THAT WOULD HAVE BEEN ISSUED AT NIL VALUE	0.2	0.3
WEIGHTED AVERAGE NUMBER OF SHARES IN ISSUE DURING THE PERIOD USED IN THE CALCULATION OF DILUTED EARNINGS PER SHARE	282.6	282.2

9 RELATED PARTY TRANSACTIONS

HONG LEONG GROUP

During 2001 the Group had the following transactions with certain subsidiary undertakings of Hong Leong Investment Holdings Pte Ltd, the ultimate parent Company of the Hong Leong Group.

City Developments Limited and City e-Solutions Limited recharge, on an arm's length basis, certain expenses borne on behalf of the Group. The amount outstanding at 31 December 2001 is £0.1m (2000: £1.1m).

The Group deposited certain surplus cash with Hong Leong Singapore Finance Limited, a subsidiary of the Hong Leong Group, on normal commercial terms. Interest income of £0.1m (2000: £0.1m) was received during the year. As at 31 December 2001 £1.5m (2000: £2.7m) of cash was deposited with Hong Leong Singapore Finance Limited.

Swan Inc, a company owned 85% by City e-Solutions Limited (a subsidiary of the Hong Leong Group) and 15% by the Group, provided reservations, accounting, insurance and information technology services to the Group. A total of £3.0m was charged by Swan Inc during the year and, at 31 December 2001, £1.4m (2000: £nil) was due to Swan Inc.

ROGO REALTY CORPORATION AND HARBOURLAND CORPORATION

The Group had current account balances of £0.7m (2000: £0.1m) due from its associated undertakings incorporated in the Philippines. This relates to amounts loaned to them to enable them to meet normal operating expenses.

NEW PLAZA ASSOCIATES

Interest of £0.9m (2000: £0.8m) was receivable on a US$15m loan note held by New Plaza Associates in favour of CDL Hotels USA Inc.

£0.1m (2000: £0.1m) was received as an asset management fee from New Plaza Associates. As at 31 December 2001 a total of £0.8m (2000: £0.1m) was due from New Plaza Associates.

STUTTGART INTERNATIONAL HOTEL BETRIEBS GMBH (SIHB)

The Group did not receive any management fee from SIHB in 2001 (2000: £nil).

SI KOMPLEX II GASTRONOMIEBETRIEBS GMBH (SIG)

The Group guaranteed £2.5m of finance lease obligations for SIG until 30 September 2001 when the obligations were transferred to Millennium Hotel Stuttgart GmbH (see note 11). No management fees were received in 2001 (2000: £nil).

The directors confirm that there were no related party transactions other than those disclosed in these financial statements.

10 TANGIBLE FIXED ASSETS

10 TANGIBLE FIXED ASSETS	Land and buildings £m	Investment properties £m	Capital work in progress £m	Plant and machinery £m	Fixtures, fittings, equipment and vehicles £m	Total £m
GROUP						
COST OR VALUATION						
AT THE BEGINNING OF THE YEAR	1,969.0	88.6	35.4	79.5	155.5	2,328.0
FOREIGN EXCHANGE ADJUSTMENTS	6.7	(4.4)	0.3	(2.4)	(1.9)	(1.7)
ACQUISITIONS	13.0	–	–	0.1	2.2	15.3
ADDITIONS	40.2	2.2	1.9	6.3	19.3	69.9
TRANSFERS	13.5	(8.5)	(35.7)	8.6	22.1	–
REVALUATIONS	–	15.0	–	–	–	15.0
TRANSFER FROM CURRENT ASSETS	5.7	–	–	–	0.2	5.9
DISPOSALS	(0.2)	–	–	(0.6)	(11.0)	(11.8)
AT THE END OF THE YEAR	2,047.9	92.9	1.9	91.5	186.4	2,420.6

10 TANGIBLE FIXED ASSETS (CONTINUED)	Land and buildings £m	Investment properties £m	Capital work in progress £m	Plant and machinery £m	Fixtures, fittings, equipment and vehicles £m	Total £m
DEPRECIATION						
AT THE BEGINNING OF THE YEAR	15.0	–	–	18.1	45.6	78.7
FOREIGN EXCHANGE ADJUSTMENTS	–	–	–	(1.2)	0.6	(0.6)
CHARGE FOR THE YEAR	8.1	–	–	5.1	23.2	36.4
DISPOSALS	–	–	–	(0.5)	(10.4)	(10.9)
AT THE END OF THE YEAR	23.1	–	–	21.5	59.0	103.6
NET BOOK VALUE						
AT 31 DECEMBER 2001	**2,024.8**	**92.9**	**1.9**	**70.0**	**127.4**	**2,317.0**
AT 31 DECEMBER 2000	1,954.0	88.6	35.4	61.4	109.9	2,249.3

Included in land and buildings is land with a net book value of £816.4m. This compares with a historical cost of £694.1m.

Land and buildings includes long leasehold assets with a net book value of £439.9m. It also includes assets held under finance leases with a net book value of £27.9m which give the Group an option to purchase the properties for a nominal sum at the end of the lease. The net book value of land and buildings held under short leases was £26.7m. Depreciation of £0.4m was charged during the year.

A total of £0.7m of interest has been capitalised within land and buildings and investment properties during the year. The cumulative capitalised interest within land and buildings is £4.3m. In line with local tax regimes, tax relief is obtained in the United Kingdom and France on 100% of the interest capitalised in the year, in the United States of America over the period of amortisation of the related asset, and in New Zealand no tax relief is available.

	Land and buildings 2001 £m	Land and buildings 2000 £m
COST OR VALUATION COMPRISES:		
HISTORICAL COST OF REVALUED PROPERTIES	**911.8**	701.2
REVALUATION RESERVE	**324.2**	321.0
VALUATION	**1,236.0**	1,022.2
COST	**811.9**	946.8
	2,047.9	1,969.0

During 2001, sixteen of the Group's hotels were subject to an external professional valuation on an open market existing use basis performed by the following valuers:

Region	Valuer
USA	PKF CONSULTING
EUROPE	INSIGNIA RICHARD ELLIS
ASIA	CB RICHARD ELLIS AND DTZ DEBENHAM TIE LEUNG
AUSTRALASIA	CB RICHARD ELLIS

In all valuations, an allowance was made for selling costs.

10 TANGIBLE FIXED ASSETS (CONTINUED)

These sixteen hotels were valued at £872.4m, leading to a net surplus on revaluation of £26.6m. All of the remainder of the Group's properties were subject to impairment reviews in accordance with FRS11. This resulted in an impairment of £26.6m.

During 2000, eight of the Group's hotels were subject to an external professional valuation on an open market existing use basis. European properties were valued by Insignia Richard Ellis and properties in the USA were valued by HVS International. These eight hotels were valued at £729.4m leading to a surplus on revaluation of £52.8m. The Group's share of the revaluation surplus on The Plaza was included as part of the investment in joint ventures.

Properties in Europe in both 2001 and 2000 were valued in accordance with the Practice Statements of the Royal Institute of Chartered Surveyors and the Recommended Practice for the valuation of hotels published by the British Association of Hospitality Accountants.

During 2001 all of the Group's investment properties were subject to external professional valuation on an open market existing use basis by the following valuers:

Property	Valuer
KINGS TANGLIN SHOPPING CENTRE, SINGAPORE	KNIGHT FRANK PTE LTD
BIRKENHEAD POINT SHOPPING CENTRE AND MARINA, SYDNEY	CB RICHARD ELLIS
BILTMORE COURT AND TOWER, LOS ANGELES	PKF CONSULTING

These three investment properties were valued at a total of £92.9m compared with a book value of £77.9m.

All tangible fixed assets other than land, buildings and investment property are included at cost less attributable depreciation. Included in additions to fixed assets is an amount of £66.6m in respect of additions to property, plant, machinery, fixtures, fittings and equipment used by hotels.

11 INVESTMENTS

	2001 £m	2000 £m
GROUP		
INVESTMENT IN JOINT VENTURES		
SHARE OF NET ASSETS AT THE BEGINNING OF THE YEAR	**69.6**	–
ACQUISITION	**–**	15.1
RECLASSIFICATION OF PLAZA TO JOINT VENTURES	**–**	53.1
SHARE OF PROFITS OF JOINT VENTURES	**0.4**	3.6
LESS MINORITY SHARE OF PROFITS	**(1.2)**	(1.4)
FOREIGN EXCHANGE ADJUSTMENT	**2.8**	(0.8)
DIVIDEND	**(0.3)**	–
SHARE OF NET ASSETS	**71.3**	69.6
LOANS TO JOINT VENTURES	**39.9**	47.5
	111.2	117.1

11 INVESTMENTS (CONTINUED)	Effective Group interest	Country of incorporation/ operation	Principal activity
Details of principal investments at 31 December 2001 are as follows:			
UNITED KINGDOM			
ARCHYIELD LIMITED*	100%	ENGLAND AND WALES	HOTEL OPERATOR
CDL HOTELS (CHELSEA) LIMITED*	100%	ENGLAND AND WALES	HOTEL OPERATOR
CDL HOTELS (UK) LIMITED*	100%	ENGLAND AND WALES	HOTEL OPERATOR
COPTHORNE ABERDEEN LIMITED*	83%	ENGLAND AND WALES	HOTEL OPERATOR
COPTHORNE HOTEL (BIRMINGHAM) LIMITED*	100%	ENGLAND AND WALES	HOTEL OPERATOR
COPTHORNE HOTEL (CARDIFF) LIMITED*	100%	ENGLAND AND WALES	HOTEL OPERATOR
COPTHORNE HOTEL (EFFINGHAM PARK) LIMITED*	100%	ENGLAND AND WALES	HOTEL OPERATOR
COPTHORNE HOTEL (GATWICK) LIMITED*	100%	ENGLAND AND WALES	HOTEL OPERATOR
COPTHORNE HOTEL (MERRY HILL) LIMITED*	100%	ENGLAND AND WALES	HOTEL OPERATOR
COPTHORNE HOTEL (NEWCASTLE) LIMITED*	94%	ENGLAND AND WALES	HOTEL OPERATOR
COPTHORNE HOTEL (PLYMOUTH) LIMITED*	100%	ENGLAND AND WALES	HOTEL OPERATOR
COPTHORNE HOTEL (SLOUGH) LIMITED*	100%	ENGLAND AND WALES	HOTEL OPERATOR
COPTHORNE HOTELS LIMITED*	100%	ENGLAND AND WALES	HOTEL MANAGEMENT
LONDON BRITANNIA HOTEL LIMITED*	100%	ENGLAND AND WALES	HOTEL OPERATOR
LONDON TARA HOTEL LIMITED*	100%	ENGLAND AND WALES	HOTEL OPERATOR
WHARFSIDE HOTELS PLC*	100%	ENGLAND AND WALES	HOTEL OPERATOR
USA			
M&C MANAGEMENT SERVICES (USA) INC	100%	USA	MANAGEMENT SERVICES COMPANY
CDL HOTELS USA INC*	100%	USA	HOTEL INVESTMENT HOLDING COMPANY
CDL (NEW YORK) LLC*	100%	USA	HOTEL OPERATOR
CDL WEST 45TH STREET LLC*	100%	USA	HOTEL OPERATOR-OWNER
CDL MANAGEMENT LLC*	100%	USA	HOTEL MANAGEMENT
REGAL GRAND AVENUE, INC*	100%	USA	HOTEL INVESTMENT HOLDING COMPANY
WHB BILTMORE LLC*	100%	USA	HOTEL OWNER
GATEWAY REGAL HOLDINGS, LLC*	100%	USA	HOTEL OWNER
REGAL HOTEL MANAGEMENT, INC*	100%	USA	HOTEL INVESTMENT HOLDING COMPANY
RHM-88, LLC*	100%	USA	HOTEL OWNER
RICHFIELD HOLDINGS, INC*	100%	USA	HOTEL INVESTMENT HOLDING COMPANY
M&C HOTEL INTERESTS, INC*	100%	USA	HOTEL MANAGEMENT SERVICES
RHM MANAGEMENT LLC*	100%	USA	HOTEL OPERATOR
CINCINNATI SI.CO.*	100%	USA	HOTEL OWNER
RHM AURORA LLC*	100%	USA	HOTEL OWNER
PARK PLAZA HOTEL CORPORATION*	100%	USA	HOTEL INVESTMENT HOLDING COMPANY
TRIMARK HOTEL CORPORATION*	100%	USA	HOTEL OWNER
BUFFALO RHM OPERATING LLC*	100%	USA	HOTEL OWNER
RHM RANCH LLC*	100%	USA	HOTEL OWNER
RHH OPERATING LLC*	100%	USA	HOTEL OWNER
RHM WYNFIELD LLC*	100%	USA	HOTEL OWNER
AVON WYNFIELD LLC*	100%	USA	HOTEL OWNER
BOSTON HOTEL LIMITED PARTNERSHIP*	100%	USA	HOTEL OWNER
ANCHORAGE – LAKEFRONT LIMITED PARTNERSHIP*	100%	USA	HOTEL OWNER
DURHAM OPERATING PARTNERSHIP L.P.*	100%	USA	HOTEL OWNER

11 INVESTMENTS (CONTINUED)

	Effective Group interest	Country of incorporation/ operation	Principal activity
FRANCE			
M&C HOTELS FRANCE SA*	100%	FRANCE	HOTEL OWNER
HOTEL OPÉRA PARIS SA*	100%	FRANCE	HOTEL OPERATOR
COPTHORNE HOTEL (ROISSY) SA*	100%	FRANCE	HOTEL OPERATOR
SINGAPORE			
MILLENNIUM & COPTHORNE INTERNATIONAL LIMITED*	100%	SINGAPORE	HOTEL AND RESORT MANAGEMENT
TOSCAP LIMITED*	100%	SINGAPORE	INVESTMENT HOLDING
REPUBLIC HOTELS AND RESORTS LIMITED*	85%	SINGAPORE	HOTEL OWNER AND OPERATOR AND INVESTMENT HOLDING
CITY HOTELS PTE LTD*	85%	SINGAPORE	HOTEL OWNER
COPTHORNE ORCHID HOTEL SINGAPORE PTE LTD*	85%	SINGAPORE	HOTEL OWNER
KING'S TANGLIN SHOPPING PTE LTD*	85%	SINGAPORE	PROPERTY OWNER
HARBOUR VIEW HOTEL PTE LTD*	85%	SINGAPORE	HOTEL OWNER
INDONESIA			
PT MILLENNIUM HOTELS & RESORTS*	85%	INDONESIA	MANAGEMENT SERVICES
PT MILLENNIUM SIRIH JAKARTA HOTEL*	68%	INDONESIA	HOTEL OWNER
TAIWAN			
HONG LEONG HOTEL DEVELOPMENT LIMITED*	80%	TAIWAN	HOTEL OWNER AND OPERATOR
KOREA			
CDL HOTELS (KOREA) LTD*	85%	KOREA	HOTEL OWNER
PHILIPPINES			
THE PHILIPPINE FUND LIMITED*	60%	BERMUDA	INVESTMENT HOLDING
GRAND PLAZA HOTEL CORPORATION*	61%	PHILIPPINES	HOTEL OWNER AND OPERATOR AND INVESTMENT HOLDING
MALAYSIA			
CDL HOTELS (MALAYSIA) SDN BHD*	100%	MALAYSIA	HOTEL OWNER AND OPERATOR
COPTHORNE ORCHID PENANG SDN BHD*	85%	MALAYSIA	HOTEL OWNER
NEW ZEALAND			
CDL HOTELS NEW ZEALAND LIMITED*	70%	NEW ZEALAND	INVESTMENT HOLDING AND PROPERTY MANAGEMENT COMPANY
KINGSGATE INTERNATIONAL CORPORATION LIMITED*	36%	NEW ZEALAND	INVESTMENT HOLDING COMPANY
QUANTUM LIMITED*	49%	NEW ZEALAND	INVESTMENT HOLDING COMPANY
CDL INVESTMENTS NEW ZEALAND LIMITED*	41%	NEW ZEALAND	INVESTMENT AND PROPERTY HOLDING/MANAGEMENT COMPANY
QINZ HOLDINGS (NEW ZEALAND) LIMITED*	49%	NEW ZEALAND	INVESTMENT HOLDING COMPANY
GERMANY			
TARA HOTELS DEUTSCHLAND GMBH*	100%	GERMANY	HOTEL INVESTMENT HOLDING COMPANY
TARA HOTEL HANNOVER GMBH*	100%	GERMANY	HOTEL OPERATOR
MILLENNIUM HOTEL STUTTGART GMBH*	100%	GERMANY	HOTEL OPERATOR
JOINT VENTURES			
NEW PLAZA ASSOCIATES LLC*	50%	USA	HOTEL INVESTMENT HOLDING COMPANY
PLAZA OPERATING PARTNERS LIMITED*	50%	USA	HOTEL OWNER AND OPERATOR
NEW UNITY HOLDINGS LIMITED*	50%	BRITISH VIRGIN ISLANDS	INVESTMENT HOLDING COMPANY
ASSOCIATED UNDERTAKINGS			
THE ELDORADO PARTNERSHIP LIMITED*	40%	USA	HOTEL INVESTMENT HOLDING COMPANY
GUARDIAN SANTA FE PARTNERSHIP*	10%	USA	HOTEL OWNER
SUNNYVALE PARTNERS LIMITED*	40%	USA	HOTEL OWNER

*Held by a subsidiary undertaking

11 INVESTMENTS (CONTINUED)

During the year, the Group restructured its interest in the Millennium Hotel Stuttgart. Its previous interest in Stuttgart International Hotel Betriebs GmbH and SI Komplex II Gastronomiebetriebs GmbH, had been accounted for as an investment, through which the Group received a variable management fee.

A new wholly owned subsidiary, Millennium Hotel Stuttgart GmbH, was established in 2001 which acquired a 30 year leasehold interest in the property on 1 October 2001. The total cost of the net assets acquired in Millennium Hotel Stuttgart GmbH is £13.1m. Consideration includes amounts previously contributed under the original investment of £6.5m and £6.6m during the year. Adjustments of £10.3m between the book and fair value of fixed assets acquired were made to reflect the value of the Group's ongoing leasehold interest in the hotel. Assets acquired represent the leasehold interest of £12.1m, other tangible fixed assets of £1.9m and other net liabilities of £0.9m. No goodwill arose on acquisition.

Millennium Hotel Stuttgart GmbH has been consolidated within the Group's results since 1 October 2001. During this three month period it contributed £5.5m to Group turnover and an operating loss of £0.5m.

The Group has consolidated its 49% investment in Copthorne Bay of Islands, New Zealand in 2001. This change arose as management has gained effective management control of the hotel operations. The book and fair value of assets acquired were £2.4m comprising £1.3m fixed assets and net current assets of £1.1m. The minority interest at acquisition was £1.2m. No goodwill or fair value adjustments arose on this transaction.

All of the Group's subsidiary undertakings have drawn up accounts to 31 December 2001.

12 STOCKS

	Group	
	2001 £m	2000 £m
CONSUMABLES AND SUPPLIES	**4.1**	4.8
DEVELOPMENT LAND FOR RESALE	**11.5**	11.7
DEVELOPMENT PROPERTIES WORK IN PROGRESS	**2.3**	10.1
	17.9	26.6

The replacement cost of consumable stocks is not significantly different from their balance sheet values.

13 DEBTORS

	Group		Company	
	2001 £m	2000 £m	**2001 £m**	2000 £m
TRADE DEBTORS	**33.8**	65.6	**–**	–
AMOUNTS OWED BY JOINT VENTURES	**0.8**	0.1	**–**	–
AMOUNTS OWED BY ASSOCIATED UNDERTAKINGS	**0.7**	0.1	**–**	–
CORPORATE TAX RECOVERABLE	**–**	0.1	**–**	–
SALES TAX RECOVERABLE	**–**	1.4	**–**	–
AMOUNTS OWED BY SUBSIDIARY UNDERTAKINGS	**–**	–	**60.8**	18.5
OTHER DEBTORS	**5.1**	3.2	**–**	–
PREPAYMENTS AND ACCRUED INCOME	**10.6**	10.0	**–**	–
AMOUNTS RECEIVABLE FROM HOTEL DISPOSALS	**23.0**	21.9	**–**	–
	74.0	102.4	**60.8**	18.5
	£m	£m	**£m**	£m
DEBTORS FALLING DUE WITHIN ONE YEAR	**64.3**	82.6	**60.8**	18.5
DEBTORS FALLING DUE AFTER MORE THAN ONE YEAR	**9.7**	19.8	**–**	–
	74.0	102.4	**60.8**	18.5

14 CASH AT BANK AND IN HAND	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company 2000 £m
SHORT TERM DEPOSITS	**43.8**	56.0	**–**	–
CASH	**34.2**	63.2	**–**	0.1
	78.0	119.2	**–**	0.1

15 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company 2000 £m
OBLIGATIONS UNDER FINANCE LEASES	**1.7**	1.3	**–**	–
BONDS PAYABLE	**52.7**	–	**–**	–
BANK LOANS AND OVERDRAFTS	**34.4**	112.1	**11.4**	54.8
TRADE CREDITORS	**18.6**	18.6	**–**	–
AMOUNTS OWED TO PARENT AND FELLOW SUBSIDIARY UNDERTAKINGS	**1.5**	1.1	**47.5**	–
DIVIDENDS PAYABLE	**23.4**	23.4	**23.4**	23.4
DIVIDENDS PAYABLE TO MINORITIES	**–**	2.1	**–**	–
OTHER CREDITORS INCLUDING TAXATION AND SOCIAL SECURITY				
CORPORATION TAX	**23.2**	22.4	**0.3**	–
SOCIAL SECURITY AND PAYE	**1.5**	1.8	**–**	–
VALUE ADDED TAX	**6.9**	7.2	**–**	–
OTHER CREDITORS	**19.7**	20.5	**–**	–
ACCRUALS AND DEFERRED INCOME	**63.5**	57.1	**1.5**	0.6
DEFERRED CONSIDERATION	**31.0**	30.2	**–**	–
RENTAL AND OTHER DEPOSITS	**5.3**	6.0	**–**	–
	283.4	303.8	**84.1**	78.8

16 CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company 2000 £m
BANK LOANS	**572.8**	540.3	**134.7**	101.0
BONDS PAYABLE	**83.9**	142.8	**–**	–
OBLIGATIONS UNDER FINANCE LEASES	**17.9**	19.5	**–**	–
DEFERRED PROPERTY TAXES	**6.4**	7.5	**–**	–
OTHER LIABILITIES	**11.0**	11.7	**–**	–
	692.0	721.8	**134.7**	101.0

17 GROUP FINANCIAL INSTRUMENTS

An explanation of the Board's objectives, policies and strategies for holding and issuing financial instruments is set out in the financial review on page 11 under the heading *'Treasury and risk management'*.

Short term debtors and creditors, as defined in FRS13, have been omitted from all of the financial instruments disclosures except those relating to currency risk. Prior year comparatives have been restated to include long term debtors and to exclude deferred property tax obligations and operating lease provisions from the analysis of financial assets and liabilities as set out in FRS13.

17 GROUP FINANCIAL INSTRUMENTS (CONTINUED)

A) LIQUIDITY

The maturity of all financial liabilities is shown in the following tables.

	Debt other than finance leases 2001 £m	Finance lease obligations 2001 £m	Other financial liabilities 2001 £m	Total 2001 £m
FINANCIAL LIABILITIES MATURING:				
IN ONE YEAR OR LESS OR ON DEMAND	87.1	1.7	–	88.8
IN MORE THAN ONE YEAR BUT NOT MORE THAN TWO YEARS	110.7	1.8	1.9	114.4
IN MORE THAN TWO YEARS BUT NOT MORE THAN FIVE YEARS	509.7	14.2	0.2	524.1
IN MORE THAN FIVE YEARS	36.3	1.9	8.9	47.1
	743.8	19.6	11.0	774.4

	Debt other than finance leases 2000 £m	Finance lease obligations 2000 £m	Other financial liabilities 2000 £m	Total 2000 £m
FINANCIAL LIABILITIES MATURING:				
IN ONE YEAR OR LESS OR ON DEMAND	112.1	1.3	–	113.4
IN MORE THAN ONE YEAR BUT NOT MORE THAN TWO YEARS	88.0	1.2	1.9	91.1
IN MORE THAN TWO YEARS BUT NOT MORE THAN FIVE YEARS	554.9	14.6	0.2	569.7
IN MORE THAN FIVE YEARS	40.2	3.7	9.9	53.8
	795.2	20.8	12.0	828.0

B) UNDRAWN COMMITTED BORROWING FACILITIES

Undrawn borrowing facilities are available to the Group with the maturities as set out in the following table.

The conditions precedent to the availability of these facilities are all satisfied at the balance sheet date.

	2001 £m	2000 £m
EXPIRING IN ONE YEAR OR LESS	79.2	23.3
EXPIRING AFTER MORE THAN ONE YEAR BUT NOT MORE THAN TWO YEARS	1.6	17.6
EXPIRING AFTER MORE THAN TWO YEARS BUT NOT MORE THAN FIVE YEARS	25.0	102.0
EXPIRING AFTER MORE THAN FIVE YEARS	13.9	16.0
	119.7	158.9

c) INTEREST RATE RISK PROFILE OF FINANCIAL LIABILITIES

The following analysis sets out the interest rate risk of the Group's financial liabilities after taking into account derivative instruments held as hedges to manage the currency of such financial liabilities.

	Floating rate 2001 £m	Fixed rate 2001 £m	Non-interest bearing 2001 £m	Total 2001 £m	Average interest rate of fixed rate borrowings 2001 %	Average years to maturity of fixed rate borrowings 2001 Years	Average years to maturity of non-interest bearing liabilities 2001 Years
STERLING	130.9	10.2	–	141.1	8	2	–
SINGAPORE $	19.8	84.9	2.0	106.7	5	3	4
US $	183.8	189.9	–	373.7	8	4	–
NEW ZEALAND $	20.2	–	–	20.2	–	–	–
AUSTRALIAN $	18.6	–	–	18.6	–	–	–
MALAYSIAN RINGGIT	14.6	–	–	14.6	–	–	–
KOREAN WON	52.7	–	9.0	61.7	–	–	5
NEW TAIWAN $	22.3	–	–	22.3	–	–	–
EURO	6.1	9.4	–	15.5	6	5	–
	469.0	294.4	11.0	774.4	7	2	5

	Floating rate 2000 £m	Fixed rate 2000 £m	Non-interest bearing 2000 £m	Total 2000 £m	Average interest rate of fixed rate borrowings 2000 %	Average years to maturity of fixed rate borrowings 2000 Years	Average years to maturity of non-interest bearing liabilities 2000 Years
STERLING	147.3	10.2	–	157.5	8	3	–
SINGAPORE $	22.5	88.0	1.7	112.2	5	4	5
US $	187.7	184.5	–	372.2	8	5	–
NEW ZEALAND $	21.5	5.9	–	27.4	6	1	–
AUSTRALIAN $	40.2	–	–	40.2	–	–	–
MALAYSIAN RINGGIT	14.8	–	–	14.8	–	–	–
KOREAN WON	55.7	–	10.3	66.0	–	–	5
NEW TAIWAN $	27.3	–	–	27.3	–	–	–
FRENCH FRANC	–	10.4	–	10.4	5	7	–
	517.0	299.0	12.0	828.0	7	5	5

The floating rate financial liabilities comprise bank loans and overdrafts bearing interest at rates based on individual bank base rates or LIBOR depending upon which facility is used.

Loans with floating rates are at the following interest rates:

Sterling: LIBOR plus a margin of up to 1%.

US$: LIBOR plus a margin of between 1% and 2%.

Other principal currencies: bank rate plus a margin of up to 1.5%.

18 PROVISIONS FOR LIABILITIES AND CHARGES	Group 2001 £m	2000 £m
PROVISION FOR ONEROUS LEASE		
AT THE BEGINNING OF THE YEAR	4.2	4.7
UTILISED	(0.5)	(0.5)
AT THE END OF THE YEAR	3.7	4.2

The provision has been calculated based on the effect of an onerous lease and is to be released over the life of the lease until 2014.

19 DEFERRED TAXATION

Tax allowances received on the residual value element of fixed assets have been treated as permanent differences and there are no potential deferred tax liabilities in relation to timing differences for either the Company or the Group. If the Group were to dispose of all of its properties at their book values, a tax liability estimated at £213.1m (2000: £181.4m) would arise. None of this has been provided since the Group currently has no plans to dispose of any properties which would lead to such a liability crystallising.

The Group intends to adopt FRS19 in the year ended 31 December 2002.

20 RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS	Share capital 2001 £m	Share premium 2001 £m	Revaluation reserve 2001 £m	Profit and loss account 2001 £m	Total 2001 £m	Total 2000 £m
GROUP						
BALANCE AT THE BEGINNING OF THE YEAR	84.6	844.7	341.4	197.9	1,468.6	1,311.7
PROFIT FOR THE FINANCIAL YEAR	–	–	–	35.4	35.4	93.1
DIVIDENDS PAID AND PROPOSED	–	–	–	(35.3)	(35.3)	(35.2)
FOREIGN EXCHANGE GAIN	–	–	3.9	(0.6)	3.3	45.5
REVALUATION OF FIXED ASSETS	–	–	0.5	–	0.5	52.8
ISSUE OF SHARES ON EXERCISE OF OPTIONS	0.1	0.8	–	–	0.9	0.7
BALANCE AT THE END OF THE YEAR	84.7	845.5	345.8	197.4	1,473.4	1,468.6

The Group's share of the accumulated reserves of the associated undertakings as at 31 December 2001 was £1.5m (2000: £1.4m). The Group's share of the accumulated reserves of joint ventures as at 31 December 2001 was £15.2m (2000: £16.0m).

The cumulative amount of goodwill written off prior to the adoption of FRS10 was £2.3m as at 31 December 2001 (2000: £2.3m).

	Share capital 2001 £m	Share premium 2001 £m	Profit and loss account 2001 £m	Total 2001 £m	Total 2000 £m
COMPANY					
BALANCE AT THE BEGINNING OF THE YEAR	84.6	844.7	40.6	969.9	965.6
PROFIT FOR THE FINANCIAL YEAR	–	–	17.5	17.5	38.8
DIVIDENDS PAID AND PROPOSED	–	–	(35.3)	(35.3)	(35.2)
ISSUE OF SHARES ON EXERCISE OF OPTIONS	0.1	0.8	–	0.9	0.7
BALANCE AT THE END OF THE YEAR	84.7	845.5	22.8	953.0	969.9

21 SHARE CAPITAL	Number of 30p shares authorised	Number of 30p shares allotted, called up and fully paid
BALANCE AT THE BEGINNING OF THE YEAR	1,000,000,000	282,117,081
ISSUE OF ORDINARY SHARES ON EXERCISE OF SHARE OPTIONS	–	409,977
BALANCE AT THE END OF THE YEAR	1,000,000,000	282,527,058

The authorised share capital has stood at £300,000,000 throughout the year. All of the share capital is equity share capital.

At the year end options over 2,586,531 ordinary shares had been issued. Share options are exercisable between now and 25 September 2011 at between 198p and 495p. In relation to options held under Inland Revenue Approved Save As You Earn Schemes, the Group has taken advantage of the exemption from UITF17.

22 MINORITY INTERESTS	2001 £m	2000 £m
AT THE BEGINNING OF THE YEAR	150.7	170.9
DIVIDENDS PAID AND PAYABLE TO MINORITIES	(2.0)	(3.2)
SHARE OF RETAINED PROFIT FOR THE YEAR	9.1	13.5
LESS MINORITY INTEREST ATTRIBUTABLE TO JOINT VENTURES AND ASSOCIATES	(1.2)	(2.1)
SHARE OF REVALUATION SURPLUS	14.5	–
PURCHASE OF MINORITY INTERESTS (EQUITY)	(2.1)	(1.2)
REPAYMENT OF AMOUNT OWING TO MINORITY INTEREST (NON-EQUITY)	(5.1)	–
MINORITY INTERESTS FROM ACQUISITIONS (NOTE 11)	1.2	(22.2)
FOREIGN EXCHANGE LOSS	(6.0)	(5.0)
AT THE END OF THE YEAR	159.1	150.7

23 FINANCIAL COMMITMENTS	2001 £m	2000 £m
I) CAPITAL COMMITMENTS AT THE END OF THE FINANCIAL YEAR FOR WHICH NO PROVISION HAS BEEN MADE:		
GROUP		
CONTRACTED	2.3	18.9

At 31 December 2001 the Company had no capital commitments (2000: £nil).

	2001		2000	
	Land and buildings £m	Plant and machinery £m	Land and buildings £m	Plant and machinery £m
II) ANNUAL COMMITMENTS UNDER NON CANCELLABLE OPERATING LEASES ARE AS FOLLOWS:				
GROUP				
OPERATING LEASES WHICH EXPIRE				
WITHIN ONE YEAR	–	0.7	–	0.5
IN THE SECOND TO FIFTH YEARS INCLUSIVE	0.2	1.6	0.6	1.1
OVER FIVE YEARS	9.5	0.3	6.4	0.1
	9.7	2.6	7.0	1.7

At 31 December 2001 the Company had no operating lease commitments (2000: £nil).

24 CONTINGENT MATTERS

a) A claim has been made against Regal arising from its consultancy advice to a hotel operator in connection with the construction of a hotel in the USA. The claim is in the sum of US$20.0m (£13.8m) for loss of profits and a further US$9.0m (£6.2m) in damages. The trial in the matter had been indefinitely postponed, but external legal counsel now believes a trial in 2002 is probable.

b) A claim has been made against Regal, which is being handled by the Group's liability insurers, relating to a sporting event in the USA. The case went to trial in December 2001, resulting in an award by the jury in actual damages, which are covered by insurance. The jury also awarded punitive damages despite the court's instruction that they should not be awarded. Although the court subsequently upheld the actual damages claim and did not award the plaintive any punitive damages, defence counsel has advised that they expect these claims to be appealed.

The directors have taken external legal advice in respect of both of the above claims which indicates that no assessment can be made as to the probable outcome of the cases. The directors intend to continue their vigorous defence of these litigations and, based on counsels' advice, believe that the claims are defendable and the damages claims are excessive. These matters are covered by warranties within the sale and purchase agreement under which the Group acquired Regal. On this basis no provisions have been made.

c) The Group and Company have contingent liabilities with regard to normal trading operations and corporate transactions. In the opinion of the directors, adequate provision has been made for all known liabilities. The Group has two main classes of contingent liabilities, being issues relating to construction projects and employment issues. Any financial impact, taking account of appropriate insurance policies, is considered immaterial.

d) The Millenium Hilton, New York was damaged in the terrorist attacks of 11 September 2001 and has remained closed since that date.

The property is fully insured for property damage and in respect of business interruption throughout a period of closure and for a period of up to 12 months after the hotel reopens. It is considered that the carrying value of the hotel recorded in the financial statements at 31 December 2001 is supportable, based on this insurance cover in place.

Insurance specialists have been engaged who are reviewing all aspects of the related claims. Interim payments of $10m were received as at 31 December 2001 and a further $5m has been received in the period since the year end. It is evident that the various aspects of this claim will take time to resolve and it is not anticipated that the hotel will reopen during 2002.

25 RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2001 £m	2000 £m
OPERATING PROFIT	100.4	171.5
DEPRECIATION	36.4	32.9
LOSS ON DISPOSAL OF FIXED ASSETS	0.4	0.9
DECREASE/(INCREASE) IN STOCKS	0.7	(0.6)
INCREASE IN DEBTORS	(4.4)	(20.6)
INCREASE IN CREDITORS	3.0	15.5
DECREASE IN PROVISIONS	(0.5)	(0.5)
NET CASH INFLOW FROM CONTINUING OPERATING ACTIVITIES	136.0	199.1

26 ANALYSIS OF NET DEBT

	At 1 January 2001 £m	Cash flow £m	Acquisitions excluding cash and overdrafts £m	Deferred finance costs £m	Translation differences and other non cash movements £m	**As at 31 December 2001 £m**
CASH	63.2	(30.2)	–	–	1.2	**34.2**
OVERDRAFTS	(1.3)	–	–	–	–	**(1.3)**
		(30.2)				
SHORT TERM DEPOSITS	56.0	(11.1)	–	–	(1.1)	**43.8**
DEBT DUE AFTER ONE YEAR	(540.3)	39.4	–	0.3	(72.2)	**(572.8)**
DEBT DUE WITHIN ONE YEAR	(110.8)	14.1	–	–	63.6	**(33.1)**
FINANCE LEASES	(20.8)	2.1	(1.1)	–	0.2	**(19.6)**
BONDS DUE AFTER ONE YEAR	(142.8)	2.2	–	–	56.7	**(83.9)**
BONDS DUE WITHIN ONE YEAR	–	–	–	–	(52.7)	**(52.7)**
		57.8				
TOTAL	(696.8)	16.5	(1.1)	0.3	(4.3)	**(685.4)**

27 ANALYSIS OF CASH FLOWS FOR HEADINGS NETTED IN THE CASH FLOW STATEMENT

	2001 £m	**2001 £m**	2000 £m	2000 £m
RETURNS ON INVESTMENT AND SERVICING OF FINANCE				
INTEREST RECEIVED	**7.2**		8.8	
INTEREST PAID	**(51.0)**		(58.5)	
LOAN ARRANGEMENT FEES PAID	**(0.3)**		(5.3)	
INTEREST ELEMENT OF FINANCE LEASE RENTAL PAYMENTS	**(0.9)**		(1.2)	
DIVIDEND PAID TO MINORITIES	**(4.1)**		(3.1)	
NET CASH OUTFLOW FOR RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		**(49.1)**		(59.3)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT				
PURCHASE OF TANGIBLE FIXED ASSETS	**(67.1)**		(60.9)	
PURCHASE OF DEVELOPMENT PROPERTIES	**(5.7)**		(17.7)	
PROCEEDS FROM SALE OF DEVELOPMENT PROPERTIES	**36.0**		–	
SALE OF PROPERTIES HELD FOR RESALE	**8.1**		12.1	
SALE OF OTHER FIXED ASSETS	**0.5**		0.2	
REPAYMENT/(INCREASE) IN LOANS TO ASSOCIATED UNDERTAKINGS AND JOINT VENTURES	**7.3**		(40.6)	
NET CASH OUTFLOW FOR CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT		**(20.9)**		(106.9)
ACQUISITIONS AND DISPOSALS				
ACQUISITION OF SUBSIDIARY UNDERTAKINGS	**(6.6)**		(21.5)	
CASH ACQUIRED WITH SUBSIDIARY UNDERTAKING	**–**		14.1	
DEFERRED CONSIDERATION ON ACQUISITION	**–**		9.4	
NET CASH (OUTFLOW)/INFLOW FOR ACQUISITIONS AND DISPOSALS		**(6.6)**		2.0
MANAGEMENT OF LIQUID RESOURCES				
CASH WITHDRAWN FROM SHORT TERM DEPOSIT	**11.1**		9.8	
NET CASH INFLOW FROM MANAGEMENT OF LIQUID RESOURCES		**11.1**		9.8
FINANCING				
ISSUE OF SHARES FROM THE EXERCISE OF OPTIONS	**0.9**		0.7	
PURCHASE OF SHARES IN MINORITIES	**(2.1)**		(1.2)	
		(1.2)		(0.5)
DRAWDOWN OF THIRD PARTY LOANS	**79.0**		610.9	
REPAYMENT OF THIRD PARTY LOANS	**(134.7)**		(620.9)	
CAPITAL ELEMENT OF FINANCE LEASE RENTAL REPAYMENT	**(2.1)**		(1.7)	
		(57.8)		(11.7)
NET CASH OUTFLOW FROM FINANCING		**(59.0)**		(12.2)

Liquid resources comprise short term cash deposits not repayable on demand.

28 ULTIMATE HOLDING AND CONTROLLING COMPANY

The directors consider the ultimate holding and controlling company to be Hong Leong Investment Holdings Pte Ltd which is incorporated in the Republic of Singapore. The accounts of the ultimate holding company, which heads the largest Group in which the results of the Company are consolidated, are available to the public at The Registrar of Companies and Businesses, 10 Anson Road #05-10/15, International Plaza, Singapore 079903.

The immediate holding company is City Developments Limited, a company incorporated in Singapore, which also heads the smallest Group in which the results of the Company are consolidated. The consolidated accounts are available to the public and may be obtained from 36 Robinson Road, #04-01 City House, Singapore 068877.

29 PENSION SCHEMES, EMPLOYEES AND REMUNERATION

PENSION SCHEMES

UNITED KINGDOM

The Group operates a pension scheme (the Millennium & Copthorne Pension Plan) for its UK employees which was set up in 1993. The scheme is a funded defined benefit arrangement with different categories of membership. The assets of the Plan are held separately from those of the Group, being invested with Deutsche Asset Management Limited and Nationwide Building Society.

Scheme costs are charged so as to spread the cost of providing the guaranteed benefits over the average remaining service lives of the employees concerned. The contributions required are determined by a qualified actuary on the basis of triennial valuations using the projected unit method. The most recent valuation was carried out as at 6 April 1999. At the valuation date the market value of the Plan's assets was £13.4m, giving a funding level of 105%. The contributions of the Group ranged from 6.62% to 17.3%, (2000: 6.62% to 17.3%) of earnings and those of employees were from 0% to 5% (2000: 0% to 5%) of pensionable earnings. The assumptions which have the most significant effect on the results of the valuation are those relating to the rate of return on investments and the rates of increase in salaries and pensions. It was assumed that investment returns would be 9% per annum, that salary increases would average 7.5% per annum and that pensions would increase at rates varying between 0% and 5% per annum for pensionable service to 6 April 1997 and at the annual rate of Limited Price Indexation thereafter (currently assumed to be 4.5%) or 5% per annum depending on the membership category for service after 6 April 1997, in compliance with statutory requirements. The expected average working lifetime of the members was calculated to be 14 years.

The next valuation of the Scheme is due as at 6 April 2002. The scheme will be closed to new entrants with effect from 31 March 2002.

The Group also operates a defined contribution scheme for its UK employees.

UNITED STATES

The Group operates defined contribution salary reduction savings plans under Section 401(K) of the United States Internal Revenue Code, which provides for the Group to match a portion of each participating employee's contribution, subject to certain limits.

By agreement with certain trade unions the Group makes pension contributions to union pension schemes in relation to some hotel employees who are union members. The level of employer contributions is determined periodically by agreement between the unions concerned and the hotel operators who are party to union agreements which include pension provisions. These hotel operators include certain Group undertakings. The hotel operators in these circumstances have certain obligations under United States employment legislation to ensure that such pension schemes are adequately funded.

29 PENSION SCHEMES, EMPLOYEES AND REMUNERATION (CONTINUED)

TAIWAN

The Group operates a defined benefit pension plan for its employees. The contributions required are determined by an external qualified actuary using the projected unit cost method. The most recent valuation was carried out on 31 December 2001. The contributions of the Company were set at 3.5% of the employees' earnings. The assumptions which have the most significant effect on the results of the valuations are those relating to the discount rate and rate of increase in salaries. It was assumed that the discount rate would be 6.0% per annum and that salary increases would average 4.0% per annum. Average future service of participants expected to receive benefits was 14 years. The next valuation is due in 2004.

The pension cost of the whole Group charged to the profit and loss account is £6.2m (2000: £6.3m).

Contributions of £0.5m (2000: £1.9m) were due to the schemes as at 31 December 2001 and are included in creditors.

FINANCIAL REPORTING STANDARD 17:

The transitional arrangements of the new accounting standard FRS17 require disclosure of assets and liabilities as at 31 December 2001 calculated in accordance with the requirements of FRS17. For the purpose of these financial statements, these figures are illustrative only and do not impact on the actual balance sheet. The assets of each scheme have been taken at market value and the liabilities have been calculated using the following principal actuarial assumptions:

	UK Scheme per annum %	Taiwan Scheme per annum %
INFLATION	2.50	–
SALARY INCREASES	4.00	2.5
RATE OF DISCOUNT	5.75	4.5
PENSION IN PAYMENT INCREASES	2.50	–
REVALUATION RATE FOR DEFERRED PENSIONERS	2.50	–

The Taiwan plan provides for a lump sum upon retirement based on a multiple of final salary. The Company has no obligation once an employee leaves.

On this basis, the illustrative balance sheet figures are as follows:

	UK Scheme £m	Taiwan Scheme £m	Total Scheme £m
ASSETS	15.9	1.4	17.3
LIABILITIES	(17.9)	(4.3)	(22.2)
DEFICIT	(2.0)	(2.9)	(4.9)
DEFERRED TAX	0.6	0.7	1.3
NET DEFICIT	(1.4)	(2.2)	(3.6)

The above disclosed position is different to that determined for the long term funding of the Schemes, as different assumptions have been used. Deferred tax is presented, on an illustrative basis, in accordance with FRS19 – Deferred Taxation which will be adopted by the Group in the year ending 31 December 2002. Based on the net deficit at 31 December 2001, future full adoption of FRS17 would result in a decrease in Group reserves.

29 PENSION SCHEMES, EMPLOYEES AND REMUNERATION (CONTINUED)

The assets of the schemes at 31 December 2001 and corresponding expected returns over the following year are as follows:

	UK fund value £m	Expected returns %	Taiwan fund value £m	Expected returns %
EQUITIES	12.7	7.0	–	–
BONDS	1.8	5.75	–	–
CASH	1.4	3.5	1.4	4.5
	15.9		1.4	

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice. The fair value of the schemes' assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, together with the present value of the schemes' liabilities, which are derived from cash flow projections over long periods, are both inherently uncertain.

EMPLOYEES AND STAFF COSTS

The average number of persons employed by the Group (including directors) during the year, analysed by category, was as follows:

	2001 Number	2000 Number
HOTEL OPERATING STAFF	**10,004**	11,051
MANAGEMENT/ADMINISTRATION	**1,448**	1,514
SALES AND MARKETING	**543**	556
REPAIRS AND MAINTENANCE	**598**	631
	12,593	13,752

The aggregate payroll costs of these persons were as follows:

	2001 £m	2000 £m
WAGES AND SALARIES	**184.8**	191.5
SOCIAL SECURITY COSTS	**23.3**	25.0
OTHER PENSION COSTS	**6.2**	6.3
	214.3	222.8

During the year the Company issued invitations to UK employees under the Sharesave Scheme to enter into a five-year savings contract or a three-year savings contract with an option to purchase shares at an option price of £3.136 on expiry of the savings contract. Forty applications were received for the five-year term (60,574 shares) and 116 applications were received for the three-year term (122,433 shares). The total number of options issued at 1 March 2002 from all schemes operated by the Group was 2,586,531.

DIRECTORS	Note	Salaries and fees 2001 £000	Ex-gratia payments 2001 £000	Bonuses 2001 £000	Benefits 2001 £000	Total emoluments 2001 £000	Total emoluments 2000 £000
EXECUTIVES							
J WILSON	1,4	473	–	130	19	622	497
A G POTTER	1	286	–	30	15	331	274
H R WONG	2	113	–	–	–	113	30
G N SIMONDS (appointed 1 September 2001 and resigned 6 February 2002)	1,3	103	–	–	–	103	–
R MORSE (resigned 1 November 2001)		283	–	–	18	301	311
D A H COOK (resigned 31 July 2001)	5	101	191	–	9	301	201
P J TAYLOR (resigned 14 March 2000)		–	–	–	–	–	92
V W E YEO (resigned 14 March 2000)		–	–	–	–	–	43
NON-EXECUTIVES							
L B KWEK (CHAIRMAN)		50	–	–	–	50	50
J R SCLATER (DEPUTY CHAIRMAN)		35	–	–	–	35	35
C G SNEATH		30	–	–	–	30	30
L J KWEK		30	–	–	–	30	30
L P KWEK		30	–	–	–	30	30
SIR I PEARCE		30	–	–	–	30	30
F J A BROWN		30	–	–	–	30	68
M KO (resigned 16 October 2000)		–	–	–	–	–	19
TOTAL		1,594	191	160	61	2,006	1,740

NOTES

1 Company pension contributions for UK based directors were set at 17.3% of total basic salary.

Contributions however, are subject to the pension earnings cap £95,400 p.a (£95,400 p.a for 2000/01).

An additional salary supplement of 15% above the pensions cap from 1 April 2001 or date of appointment, whichever was the later, was paid to the UK based directors with the exception of D A H Cook and is included within the relevant director's salary.

2 Mr H R Wong became an executive director on 1 April 2001. He receives a fee for work undertaken in the UK and a salary for work outside the UK. Prior to 1 April 2001, directors' fees amounting to £7,500 were paid to City e-Solutions Limited.

3 Mr G N Simonds resigned on 6 February 2002 and received compensation of £308,606, which has not been included in the above. Payments in lieu of pension scheme membership totalling £17,185 are included in salaries and fees.

4 An amount of £4,000 was paid to J Wilson by a listed subsidiary undertaking, Republic Hotels & Resorts Limited, and is included in his salary.

5 After his resignation was announced, the Board felt it was appropriate to honour D A H Cook's service contract in recognition of his long service with the Group. He received a total of £191,422 in respect of this contract of which £161,422 was paid into the Millennium & Copthorne pension plan.

Directors' pensions	Increase in accrued benefit 2001 £000	2000 £000	Accumulated total accrued benefit 2001 £000	2000 £000	Increase in transfer value 2001 £000	2000 £000
J WILSON	2	1	7	5	20	20
D A H COOK (resigned 31 July 2001)	16	6	50	34	109	59
A G POTTER	2	1	4	2	15	15
P J TAYLOR (resigned 14 March 2000)	–	–	35	35	–	7
TOTAL	20	8	96	76	144	101

Directors' share interests	Interest in shares of the Company at 31 December 2001 Number of shares	Interest in shares of the Company at 31 December 2000 or date of appointment if later Number of shares
EXECUTIVES		
JOHN WILSON	18,955	18,955
TONY POTTER	5,980	5,980*
WONG HONG REN	–	–
GAVIN SIMONDS (appointed 1 September 2001, resigned 6 February 2002)	–	–
NON-EXECUTIVE		
KWEK LENG BENG (CHAIRMAN)	–	–
JOHN SCLATER (INDEPENDENT DEPUTY CHAIRMAN)	–	–
SIR IDRIS PEARCE (INDEPENDENT DIRECTOR)	3,494	3,494
CHRISTOPHER SNEATH (INDEPENDENT DIRECTOR)	5,000	5,000
FREDERICK BROWN	14,558	14,558
KWEK LENG PECK	–	–
KWEK LENG JOO	–	–

*Held under an Employee Share Ownership Plan.

In September 2000, a provisional allocation was granted to R Morse over 20,000 ordinary shares for £nil consideration. These shares were purchased at a price of 415p by Millennium & Copthorne Shares Trustees Limited, the trustee of the Millennium & Copthorne 1997 Employees' Share Ownership Plan Trust (the ESOP). Although they continue to be held by the ESOP they will be transferred to R Morse in accordance with the terms of the allocation. In accordance with Schedule 13 of the Companies Act 1985, all the executive directors are taken to have a technical interest in all the ordinary shares in the ESOP.

On 22 October 2001, in accordance with the rules of the ESOP 5,980 ordinary shares were transferred from this plan to the personal account of A G Potter.

The interests of the City Developments Limited nominated directors in that Company and its ultimate parent Company, Hong Leong Investment Holdings Pte Ltd, are disclosed in the accounts of those companies.

There have been no changes to directors' interests between 31 December 2001 and the date of this report.

An analysis of options held by each director as at 31 December 2001 is set out below:

Name/ scheme	Date granted	Number of options brought forward	Number of options granted/ (exercised) during year	Number of options at year end	Exercise price	Exercise period
J WILSON						
PART A	05 MAR 98	6,509	–	6,509	£4.6087	05 MAR 01-04 MAR 08
PART B	05 MAR 98	101,972	–	101,972	£4.6087	05 MAR 01-04 MAR 05
PART B	05 MAR 99	51,733	–	51,733	£4.8321	05 MAR 02-04 MAR 06
PART B	17 MAR 00	156,716	–	156,716	£3.35	17 MAR 03-16 MAR 07
PART B	14 MAR 01	–	89,017	89,017	£4.325	14 MAR 04-13 MAR 08
F J A BROWN						
PART A	24 APR 96	12,081	(12,081)	–	£2.4830	24 APR 99-23 APR 06
PART B	24 APR 96	68,460	–	68,460	£2.4830	24 APR 99-23 APR 03
PART B	07 MAR 97	27,710	–	27,710	£3.6084	07 MAR 00-06 MAR 04
G N SIMONDS						
PART A	26 SEP 01	–	13,200	13,200	£2.2650	26 SEP 04-25 SEP 11
PART B	26 SEP 01	–	207,550	207,550	£2.2650	26 SEP 04-25 SEP 08
A G POTTER						
PART A	19 NOV 99	7,526	–	7,526	£3.9856	19 NOV 02-18 NOV 09
PART B	19 NOV 99	47,670	–	47,670	£3.9856	19 NOV 02-18 NOV 06
PART B	17 MAR 00	65,671	–	65,671	£3.35	17 MAR 03-16 MAR 07
PART B	14 MAR 01	–	50,867	50,867	£4.325	14 MAR 04-13 MAR 08
H R WONG						
PART B	14 MAR 01	–	69,364	69,364	£4.325	14 MAR 04-13 MAR 08
D THOMAS						
PART A	17 MAR 00	8,955	–	8,955	£3.35	17 MAR 03-16 MAR 10
PART B	17 MAR 00	16,418	–	16,418	£3.35	17 MAR 03-16 MAR 07
PART B	20 MAR 01		22,989	22,989	£4.35	20 MAR 04-19 MAR 08
SHARESAVE	01 JUL 00	3,125	–	3,125	£3.10	01 JUL 03-01 JAN 04

NOTES

1 During the period F J A Brown exercised 12,081 options on 14 March 2001 at a price of 431p resulting in an aggregate gain of £22,071 before deduction of tax. No other directors exercised options during the period and, therefore, no other directors made aggregate gains during the year. The mid market price at close of business on 1 March 2002 was 317.5p. The range of the share price was 204p to 479p. The average share price during the year was 351.91p. The mid-market share price at 31 December 2001 was 269p.

2 On 14 March 2001, D A H Cook was granted 38,987 options under Part B of the Executive Share Option Scheme and on 26 September 2001, G N Simonds was granted 13,200 options and 207,550 options under Part A and Part B of the Executive Share Option Scheme respectively. In both cases, the Board exercised its discretion to permit the exercise of these options in accordance with the rules and in the case of D A H Cook, other options held, as previously reported. On 14 March 2001, R Morse was granted 55,050 options under Part B of the Executive Share Option Scheme. All options granted to R Morse under the scheme lapsed when he resigned on 1 November 2001.

	2001	2000
OCCUPANCY (%)		
USA	58.8	67.8
EUROPE	75.5	79.2
ASIA	62.5	68.9
AUSTRALASIA	67.1	64.4
GROUP	65.1	69.9
AVERAGE ROOM RATE (£)		
USA	92.93	83.90
EUROPE	79.92	82.98
ASIA	64.19	62.15
AUSTRALASIA	28.56	30.02
GROUP	71.39	71.22
YIELD PER AVAILABLE ROOM (£)		
USA	54.64	56.88
EUROPE	60.34	65.72
ASIA	40.12	42.82
AUSTRALASIA	19.16	19.33
GROUP	46.47	49.78
GROSS OPERATING PROFIT MARGIN (%)		
USA	25.3	35.7
EUROPE	43.2	47.4
ASIA	38.2	39.4
AUSTRALASIA	35.1	33.6
GROUP	34.6	39.5

SUPPLEMENTARY OPERATING STATISTICS	2001	2000
OCCUPANCY (%)		
NEW YORK	75.3	85.3
REST OF USA	53.9	63.5
LONDON	80.4	85.7
REST OF EUROPE	71.2	72.9
AVERAGE ROOM RATE (£)		
NEW YORK	139.28	157.87
REST OF USA	73.49	59.32
LONDON	87.32	93.63
REST OF EUROPE	72.35	71.08
YIELD PER AVAILABLE ROOM (£)		
NEW YORK	104.88	134.66
REST OF USA	39.61	37.67
LONDON	70.21	80.24
REST OF EUROPE	51.51	51.82

These statistics are reported using actual average exchange rates for each year. Acquisitions and disposals are included from the date of purchase or sale.

	2001 £m	2000 £m	Restated 1999 £m	Restated 1998 £m	Restated 1997 £m
PROFIT AND LOSS ACCOUNT					
TURNOVER INCLUDING SHARE OF TURNOVER OF JOINT VENTURES	**670.5**	722.8	343.1	221.9	202.6
GROUP OPERATING PROFIT	**100.4**	171.5	96.1	73.0	61.4
SHARE OF OPERATING PROFITS OF JOINT VENTURES	**11.3**	8.0	–	–	–
SHARE OF OPERATING PROFITS OF ASSOCIATED UNDERTAKINGS	**0.9**	14.5	9.2	9.4	8.6
NET INTEREST PAYABLE	**(58.4)**	(64.9)	(21.8)	(24.0)	(22.0)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	**54.2**	129.1	83.5	58.4	48.0
TAX	**(9.7)**	(22.5)	(19.5)	(15.4)	(11.9)
PROFIT ON ORDINARY ACTIVITIES AFTER TAX	**44.5**	106.6	64.0	43.0	36.1
MINORITY INTERESTS	**(9.1)**	(13.5)	(5.1)	(0.6)	(0.8)
PROFIT FOR THE FINANCIAL YEAR	**35.4**	93.1	58.9	42.4	35.3
BALANCE SHEET					
TANGIBLE FIXED ASSETS	**2,317.0**	2,249.3	2,165.4	895.2	793.7
INVESTMENTS	**124.7**	137.7	50.7	54.7	49.0
OTHER ASSETS	**91.9**	142.9	93.9	23.9	22.1
BORROWINGS NET OF CASH	**(685.4)**	(727.0)	(633.7)	(274.0)	(256.9)
OTHER LIABILITIES	**(212.0)**	(179.4)	(189.0)	(59.8)	(56.8)
PROVISIONS FOR LIABILITIES AND CHARGES	**(3.7)**	(4.2)	(4.7)	(5.2)	(5.8)
NET ASSETS	**1,632.5**	1,619.3	1,482.6	634.8	545.3
SHARE CAPITAL AND SHARE PREMIUM	**930.2**	929.3	928.6	338.8	338.7
RESERVES	**543.2**	539.3	383.1	289.4	202.6
SHAREHOLDERS' FUNDS	**1,473.4**	1,468.6	1,311.7	628.2	541.3
MINORITY INTERESTS	**159.1**	150.7	170.9	6.6	4.0
TOTAL CAPITAL EMPLOYED	**1,632.5**	1,619.3	1,482.6	634.8	545.3
GEARING (%)	**48**	50	50	44	47
EARNINGS PER SHARE (P)	**12.5**	33.0	28.5	26.4	22.1
DIVIDENDS PER SHARE (P)	**12.5**	12.5	11.3	10.2	8.6
GROSS OPERATING PROFIT MARGIN (%)	**34.6**	39.5	42.9	47.7	46.0
OCCUPANCY (%)	**65.1**	69.9	70.6	79.4	79.4
AVERAGE ROOM RATE (£)	**71.39**	71.22	74.08	89.56	82.39
YIELD PER AVAILABLE ROOM (£)	**46.47**	49.78	52.30	71.11	65.42

The restatement of prior periods relates to the introduction of FRS15 and UITF24 as set out in note 1.

In June 1999 the Group acquired the hotel interest of CDL Hotels International Limited. In November 1999 the Group acquired the Seoul Hilton and in December 1999 the Group acquired the USA assets of Regal Hotels International Limited.

THE AMERICAS

Millennium Alaskan Hotel Anchorage
Millennium Bostonian Hotel Boston
Sheraton Four Points Hotel, Buffalo
Millennium Knickerbocker Hotel Chicago
Millennium Hotel Cincinnati
Millennium Biltmore Hotel Los Angeles
Millennium Hotel Minneapolis
Maxwell House Hotel Nashville
Millennium Broadway Hotel New York
The Millenium Hilton, New York*
The Plaza, New York
Millennium Hotel New York UN Plaza
Millennium Hotel St Louis
Millennium Harvest House Hotel Boulder
Pine Lake Trout Club, Chagrin Falls
Millennium Hotel Durham
Eldorado Hotel, Santa Fé
Millennium Resort Scottsdale McCormick Ranch
Sunnyvale Four Points, California
Comfort Inn, Vail/Beaver Creek, Colorado
Royal Palm Hotel, Galapagos Islands

EUROPE, MIDDLE EAST, NORTH AFRICA

Copthorne Hotel Aberdeen
Millennium Hotel Ankara*
Copthorne Hotel Birmingham
Copthorne Hotel Coquelles Calais
Copthorne Hotel Cardiff Caerdydd
Copthorne Hotel Effingham Park Gatwick
Copthorne Hotel London Gatwick
Millennium Hotel Glasgow
Copthorne Hotel Hannover
Millennium Hotel Tarabya, Istanbul*
Millennium Bailey's Hotel London Kensington
Millennium Gloucester Hotel London Kensington
Millennium Hotel London Knightsbridge

EUROPE, MIDDLE EAST, NORTH AFRICA (CONTINUED)

Millennium Hotel London Mayfair
Copthorne Tara Hotel London Kensington
Copthorne Hotel Manchester
Copthorne Hotel Merry Hill Dudley
Copthorne Hotel Newcastle
Copthorne Hotel Paris Charles de Gaulle
Millennium Hotel Paris Opéra
Copthorne Hotel Plymouth
Millennium Madejski Hotel Reading
Copthorne Hotel Slough Windsor
Millennium Hotel and Resort, Stuttgart
Millennium Hotel Abu Dhabi
Millennium Hotel Sharjah*
Millennium Hotel Agadir*
Millennium Hotel Marrakech*

ASIA

JW Marriott Hotel Hong Kong
Hotel Nikko Hong Kong
Millennium Hotel Sirih Jakarta
The Regent Kuala Lumpur
The Heritage Hotel Manila
Copthorne Orchid Hotel Penang
The Hilton, Seoul
Copthorne King's Hotel Singapore
M Hotel Singapore
Orchard Hotel Singapore
Copthorne Orchid Hotel Singapore
Grand Copthorne Waterfront Hotel Singapore
Grand Hyatt Taipei

AUSTRALASIA

Copthorne Hotel Auckland Anzac Avenue
Copthorne Hotel Auckland Harbour City
Copthorne Hotel & Resort Bay of Islands
Copthorne Hotel Christchurch Central
Copthorne Hotel Christchurch Durham Street

AUSTRALASIA (CONTINUED)

Millennium Hotel Christchurch
Copthorne Hotel & Resort Masterton, Solway Park
Copthorne Hotel & Resort Queenstown Lakefront
Millennium Hotel Queenstown
Millennium Hotel Rotorua
Millennium Hotel Sydney
Copthorne Hotel & Resort Taupo Manuels
Copthorne Hotel Wellington Plimmer Towers
Quality Hotel, Logan Park, Auckland
Quality Hotel, Rose Park, Auckland
Quality Hotel Autolodge, Christchurch
Quality Hotel Commodore, Christchurch
Quality Hotel, Dunedin
Quality Hotel, Kings, Greymouth
Quality Hotel, Hamilton
Quality Hotel, Brydon Oamaru
Quality Hotel Lodge, Paihia
Quality Hotel, Palmerston North
Quality Resort Terraces, Queenstown
Quality Hotel, Rotorua
Quality Hotel, Te Anau
Quality Hotel, Oriental Bay, Wellington
Quality Hotel, Willis Street, Wellington
Quality Hotel, Whangarei

NON-HOTEL ASSETS

King's Tanglin Shopping Centre, Singapore
Birkenhead Shopping Centre and Residential Property & Marina, Sydney
Biltmore Court & Tower, Los Angeles

*not open

Central Reservations 0800 41 47 41
e-mail address: reservations@mill-cop.com

GLOBAL SALES OFFICES

THE AMERICAS

CHICAGO
Telephone [1] (312) 867 7569
Fax [1] (312) 867 7558

LOS ANGELES
Telephone [1] (213) 612 8311
Fax [1] (213) 612 8314

NEW YORK
Toll Free [1] (866) 866 MILL
Telephone [1] (212) 789 7859
Fax [1] (212) 789 7875

SAN FRANCISCO
Telephone [1] (925) 485 5344
Fax [1] (925) 485 5344

SEATTLE
Telephone [1] (206) 972 9926
Fax [1] (360) 474 1298

EUROPE

LONDON
Telephone [44] (0) 20 7331 6449
Fax [44] (0) 20 7331 6447

DARMSTADT, GERMANY
Telephone [49] (0) 6151 90 57 10
Fax [49] (0) 6151 90 51 17
(answered by Alliance Partner – Maritim Hotels)

PARIS, FRANCE
Telephone [33] (1) 49 49 16 60
Fax [33] (1) 48 24 05 47

ASIA

HONG KONG
Telephone [852] 2921 8328
Fax [852] 2501 0090

JAPAN
Telephone [81] (3) 5218 8433
Fax [81] (3) 5218 8566

SINGAPORE
Telephone [65] 6737 1928
Fax [65] 6735 8924

TAIPEI
Telephone [886] (2) 2729 0580
Fax [886] (2) 2725 2837

AUSTRALASIA

MELBOURNE
Telephone [61] (3) 9521 7667
Fax [61] (3) 9521 7668

NEW ZEALAND
Telephone [64] (9) 309 4411
Fax [64] (9) 377 0764

SYDNEY
Telephone [61] (2) 9356 1154
Fax [61] (2) 9326 9453

INTERNATIONAL RESERVATIONS NUMBERS

THE AMERICAS	
Canada, Puerto Rico	1 800 465 64 86*
United States	
US Virgin Islands	
Brazil	000 814 550 2576
Chile	1230 020 2148
Colombia	9809 153 813
Mexico	95 800 637 7200
Venezuela	8001 2799
EUROPE	
Austria	0800 29 58 30
Belgium	0800 134 48
Denmark	800 104 99
Finland	0800 11 32 70
France	0800 90 95 86*
Germany	0800 182 5813*
Ireland	1 800 55 32 25
Italy	8008 767 30
Luxembourg	0800 29 15
Netherlands	0800 022 57 79
Norway	800 114 17
Portugal	0800 8 44 69 90
Spain	900 97 44 66
Sweden	020 79 16 03
Switzerland	0800 55 23 86
United Kingdom	0800 25 28 54*
	0800 41 47 41
ASIA	
Beijing	010 6592 5279/80
Other Chinese cities	800 810 0176 (toll free to Beijing)
Hong Kong	800 96 2541
Indonesia	001 803 65 6541
Japan	0120 500 174*
Korea (Seoul)	82 2 512 0400
Malaysia	1 800 80 1063
New Delhi	91 11 628 4455
Singapore	65 735 7575†
Taipei	886 2 2775 5246
Taiwan (toll free)	0800 85988
Thailand	001 800 65 6544
AUSTRALASIA	
Australia	1 800 147 803
New Zealand	0800 808 228

CORPORATE OFFICES

THE AMERICAS
Millennium Hotels and Resorts
145 West 44th Street
Sixth Floor
New York
NY 10036, USA
Telephone [1] (212) 789 0700
Fax [1] (212) 789 7660

EUROPE
Millennium & Copthorne Hotels plc
Corporate Headquarters
Scarsdale Place, Kensington
London, W8 5SR
Telephone [44] (0) 20 7872 2444
Fax [44] (0) 20 7872 2460
E-mail marketing@mill-cop.com

ASIA
Millennium & Copthorne International Ltd
390 Havelock Road
#02-01 King's Centre
Singapore 169662
Telephone [65] 6737 1928
Fax [65] 6735 8924
E-mail sales@millennium-hotels.com.sg

AUSTRALASIA
CDL Hotels New Zealand Ltd
Level 13, 280 Centre, 280 Queen Street
Auckland, New Zealand
Telephone [64] (9) 309 4411
Fax [64] (9) 377 0764
E-mail sales.marketing@cdlhms.co.nz

*Millennium Hotels and Resorts Hotline Numbers operated by Utell International.
†Local rates apply.

FOR FURTHER INFORMATION
Please visit our website
http://www.millenniumhotels.com

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